UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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JACK DANIEL'S

1866 150TH 2016

ANNIVERSARY
OF THE
JACK DANIEL
DISTILLERY

GENTLEMAN JACK

N° 27 GOLD

White Rabbit SALOON

SINATRA SELECT

Old No.

2016 PROXY STATEMENT

& NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS

 BROWN-FORMAN



WE ENRICH THE EXPERIENCE OF LIFE BY RESPONSIBLY BUILDING BEVERAGE ALCOHOL BRANDS, IN OUR OWN WAY, THAT THRIVE AND ENDURE FOR GENERATIONS.

 **BROWN-FORMAN**



June 28, 2016

Dear Brown-Forman Stockholder:

It is our pleasure to invite you to attend Brown-Forman Corporation's 2016 Annual Meeting of Stockholders, which will be held at the Brown-Forman Conference Center in Louisville, Kentucky, on **Thursday, July 28, 2016**, at 9:30 A.M. (Eastern Daylight Time). Please see the Notice of Annual Meeting on the next page for more information about this location and our admission procedures.

Your vote is important to us. **We urge you to complete and return your proxy card or to vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting.**

We hope to see you on July 28. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Paul C. Varga,
Chairman and Chief Executive Officer

Geo. Garvin Brown IV,
Chairman of the Board of Directors



BROWN-FORMAN

Notice of Annual Meeting of Stockholders

Date: **Thursday, July 28, 2016**

Time: **9:30 A.M.** (Eastern Daylight Time)

Location: **Brown-Forman Conference Center**
850 Dixie Highway
Louisville, Kentucky 40210

We are holding this meeting for the following purposes:

» To elect the twelve directors named in the Proxy Statement;
» To vote on a proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock; and
» To transact any other company business that may properly come before the meeting.

Class A stockholders of record at the close of business on June 20, 2016, are entitled to vote at the meeting, either in person or by proxy.

There are several ways to vote. You may complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may vote by telephone (1-800-652-8683) or online *(www.investorvote.com/BFB)*. Whatever method you choose, please vote in advance of the meeting to ensure that your shares will be voted as you direct. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 28, 2016

Matthew E. Hamel

By order of the Board of Directors
Matthew E. Hamel, Secretary

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 28, 2016:

The Notice of Annual Meeting, Proxy Statement, and Annual Report to Stockholders, which includes our Form 10-K for fiscal 2016, are available at *www.brown-forman.com/proxy.*

Admission Procedures

As we are committed to providing a safe, secure environment for our stockholders, employees, and guests, we kindly ask that you observe the following procedures if you plan to attend the Annual Meeting:

» **Before the meeting**: Please register on or before July 26, 2016, by contacting Linda Gering, our Stockholder Services Manager, at (502) 774-7690 or Linda_Gering@b-f.com.
» **When you arrive**: Brown-Forman representatives will be available to direct you to the Forester Center garden area, where you can check in at the registration table beginning at 8:30 A.M. (Eastern Daylight Time). In case of inclement weather, registration will take place inside the Forester Center Annex instead.
» **What to bring**: Everyone attending the meeting should bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring documentation of your stock ownership as of June 20, 2016 (such as a brokerage statement).

If you arrive without having registered in advance, you may still be admitted if you present a photo ID along with your proxy card, brokerage statement, or other documentation of stock ownership.

TABLE OF CONTENTS



PROXY SUMMARY

In this section we highlight certain information about matters discussed in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before voting.

Annual Meeting of Stockholders

Date: **Thursday, July 28, 2016**

Time: **9:30 A.M.** (Eastern Daylight Time)

Location: **Brown-Forman Conference Center**
850 Dixie Highway
Louisville, Kentucky 40210

Proposals for Stockholder Voting

Proposal	Our Board's voting recommendation	Where to find details
Election of 12 directors	FOR all nominees	Pages 14–18
Amendment of Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock	FOR	Pages 19–21

Performance and Compensation Highlights

We believe that our executive compensation program continues to attract, motivate, reward, and retain a talented and diverse team of executives. These individuals lead us in our efforts to be the best brand builder in the spirits industry and enable us to deliver superior and sustainable value for our stockholders. The incentive payouts to our executives described in this Proxy Statement reflect our solid performance during fiscal 2016.

The following charts compare our Company performance with respect to total shareholder return, diluted earnings per share, and underlying operating income growth with the compensation of our Chief Executive Officer, Paul Varga. These metrics reflect exceptional long-term value generated for our stockholders and show how our compensation strategy aligns with that performance.

Our Performance in Fiscal 2016:



8%
8%
12%
8%
18%
6%
1 Year
3 Year
5 Year

TSR **EPS**[1]
(compound annual growth rate; Class B common stock)

8%
9%
10%
1 Year
3 Year
5 Year

Underlying Operating Income[2]
(compound annual growth rate)

$9.2
$8.7
$8.7
2014
2015
2016

CEO Total Compensation[3]
(in $ millions)

(1) EPS was adjusted to exclude the impact from the sale of the Southern Comfort and Tuaca brands in fiscal 2016. This adjustment removes (a) the gain on the sale, (b) transaction-related costs, and (c) operating activity for the period that is not comparable. EPS used for fiscal 2016 was $3.46, compared to the reported GAAP value of $5.22. We provide a reconciliation of EPS, as adjusted for fiscal 2016, in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "*Fiscal 2016 Highlights* — Sale of Southern Comfort and Tuaca."

(2) Reflects growth in "underlying operating income" over the past fiscal years. "Underlying operating income" is a non-GAAP measure. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2016. Underlying operating income is the metric used to measure Company performance for purposes of our short-term and long-term cash incentive compensation.

(3) Mr. Varga's total compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Fiscal 2016 Summary Compensation table on page 40 and prior years' Summary Compensation Tables. It also includes performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Mr. Varga's July 25, 2013, special one-time restricted stock award and changes in pension value are excluded.



Our Director Nominees to the Board

Class A stockholders are being asked to vote on the election of the twelve directors named below. More details about each director's background, skills, and expertise can be found below under "Proposal 1: Election of Directors" beginning on page 14. Three new directors from the Brown family, Campbell P. Brown, Marshall B. Farrer, and Laura L. Frazier, joined the Board on May 26, 2016. Martin S. Brown, Jr., and Sandra A. Frazier, each a current Brown family director, Joan C. Lordi Amble, a current independent director, and James S. Welch, Jr., a director who recently retired from Company management, will not stand for re-election at the Annual Meeting.

Board Nominees

Nominee Name, Age & Occupation	Director Since	Director Category	Committee Membership			
			Audit	Comp	Corp Gov & Nom	Exec
Patrick Bousquet-Chavanne, AGE 58 Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC	2005	I		C	●	
Campbell P. Brown, AGE 48 President and Managing Director of Old Forester, Brown-Forman Corporation	2016	B, M				
Geo. Garvin Brown IV, AGE 47 Chairman of the Board, Brown-Forman Corporation	2006	B			●	C
Stuart R. Brown, AGE 51 Managing Partner, Typha Partners, LLC	2015	B				
Bruce L. Byrnes, AGE 68 Retired, Vice Chairman of the Board, The Procter & Gamble Company	2010	I	●		●	
John D. Cook, AGE 63 Lead Independent Director; Director Emeritus of McKinsey & Company	2008	I	●	●	C	●
Marshall B. Farrer, AGE 45 Vice President and Managing Director of Global Travel Retail, Brown-Forman Corporation	2016	B, M				
Laura L. Frazier, AGE 58 Owner and Chairman, Bittners LLC	2016	B				
Augusta Brown Holland, AGE 40 Founding Partner, Haystack Partners LLC	2015	B				
Michael J. Roney, AGE 62 Retired, Chief Executive, Bunzl plc	2014	I		●		
Michael A. Todman, AGE 58 Retired, Vice Chairman, Whirlpool Corporation	2014	I	C			
Paul C. Varga, AGE 52 Chairman & CEO, Brown-Forman Corporation	2003	M				●

B=Brown Family Director   M=Management Director   I=Independent Director   C=Chair

"In addition to delivering solid short-term results in fiscal 2016, I believe the year will be remembered as distinctive for the work we undertook to position the company for success in 2025 and beyond."

—Paul Varga, Chairman and CEO

FISCAL 2016

23% Return on Invested Capital(1)

$266M Dividends

$1.1B Share Repurchases

(1) Return on Invested Capital is a non-GAAP measure. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2016.



ANNUAL MEETING INFORMATION

About Your Proxy Materials

Our Board of Directors is soliciting proxies for our upcoming Annual Meeting of Stockholders to be held on July 28, 2016 (the "Annual Meeting"). This means that you can vote "by proxy" at the Annual Meeting—that is, you can instruct us how you would like your shares to be voted at the meeting whether or not you attend.

We are providing this Proxy Statement and accompanying materials to help you make an informed decision on the matters to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and accompanying materials, and also make them available online, on or about June 28, 2016, to holders of record of our Class A and Class B common stock at the close of business on June 20, 2016, which is the "record date" for the Annual Meeting.

This Proxy Statement and our Annual Report to Stockholders, which includes our Form 10-K for fiscal 2016, are available at *www.brown-forman.com/proxy.* You may request additional printed copies at any time using the contact information below.

Please let us know as soon as possible how you would like your shares voted. To do this, you may complete, sign, date, and return the enclosed proxy card or voting instruction card, or you may instruct us by telephone or online. See "Voting" below for details.

Contact Information

For information about your stock ownership or other stockholder services, please contact Linda Gering, our Stockholder Services Manager, by telephone at (502) 774-7690, by e-mail at Linda_Gering@b-f.com, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

Reducing Duplicate Mailings

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Annual Report to stockholders who share the same address and last name unless we receive contrary instructions from any stockholder in the household. Even if your household receives only one Proxy Statement and Annual Report, each stockholder still will receive an individual proxy card. We participate in this "householding" process to reduce our printing costs and postage fees and to facilitate voting. If you would like to enroll in "householding," or if your household is already enrolled but you prefer to opt out of "householding" for next year, please inform us using the contact information above and we will promptly fulfill your request.

Attending the Annual Meeting

Although only Class A stockholders may vote at the Annual Meeting, Class A and Class B stockholders who owned their shares as of June 20, 2016, are welcome to attend the Annual Meeting.

If you plan to attend, please register by July 26, 2016, by contacting Linda Gering using the contact information above. We ask that you bring photo identification to the meeting, and, if your shares are registered in the name of a bank, broker, or other holder of record, that you bring documentation of your stock ownership as of the record date. **Please see "Admission Procedures" outlined in the Notice of Annual Meeting for full details.**

Voting

Who May Vote

If you held our Class A common stock at the close of business on the record date (June 20, 2016), you or your legal proxies may vote at the Annual Meeting on both Proposal 1 and Proposal 2. At the close of business on the record date, there were 84,542,068 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting.

If you purchased Class A common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. Each share of Class A common stock is entitled to one vote. If you receive more than one proxy card or voting instruction card, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because the cards represent different shares.



How to Vote

Stockholders of record. If you are a Class A stockholder and your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "**stockholder of record**" of those shares. If you are a stockholder of record, you can give a proxy to be voted at the meeting:

» over the telephone by calling a toll-free number (800-652-8683);
» online *(www.investorvote.com/BFB)*; or
» by completing, signing, dating, and mailing the enclosed proxy card in the envelope provided.

Even if you plan to attend the meeting, we encourage you to submit a proxy. If you do give a proxy, we must receive it by 1:00 a.m., Eastern Daylight Time, on Thursday, July 28, 2016, or your vote will not be recorded. If you prefer, you may instead vote in person at the meeting.

The telephone and online voting procedures have been set up for your convenience and are designed to authenticate your identity, enable you to give voting instructions, and confirm that those instructions are recorded properly. If you are a stockholder of record and you would like to vote by telephone or online, please refer to the instructions set forth on the enclosed proxy card.

By giving your proxy, you authorize the individuals named on the proxy card to vote your shares in accordance with your instructions. These individuals will also have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders may vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Paul C. Varga, and Matthew E. Hamel.

If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares to be voted with respect to both proposals, our proxy holders will vote your shares "FOR" the election of each of the nominees to the Board, and "FOR" the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock. With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.

"Street name" stockholders. If your shares are held in a stock brokerage account or by a bank (known as holding shares in "**street name**"), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank is required to vote in accordance with your instructions. To provide those instructions by mail, please complete, sign, date, and return your voting instruction card in the postage-paid envelope provided by your broker or bank. Alternatively, if the broker or bank that holds your shares offers online or telephone voting, you will receive information from your broker or bank about how to submit your voting instructions by those methods. Alternatively, you may vote in person at the meeting, but only if you obtain a "legal proxy" from the broker or bank that holds your shares.

If you are a street name stockholder and you do not instruct your broker or bank how to vote, your broker or bank is not permitted to vote your shares on the election of directors (known as a "broker non-vote"). Your broker will, however, have discretionary authority to vote your shares on the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock.

Changing Your Vote

If you are a **stockholder of record**, you may change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote in person. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation of your proxy to our Secretary, Matthew E. Hamel, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, you will need to follow the instructions in the materials your broker or bank provided to you.



Voting Privacy

Proxy instructions, ballots, and voting tabulations are handled in a manner that protects the confidentiality of each stockholder's vote. Your vote will not be disclosed within the Company or to third parties, except as necessary to meet legal requirements, to allow for the tabulation and certification of votes, and to facilitate proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to the Company's management and the Board.

Quorum Requirements

Business can be conducted at the Annual Meeting only if a quorum consisting of a majority of the outstanding shares of Class A common stock is present in person or represented by proxy. Abstentions and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Votes Needed For Approval

Election of directors. Nominees who receive a majority of the Class A votes cast, meaning that the number of shares voted "for" the nominee exceeds the number of shares voted "against" that nominee, will be elected. Abstentions and broker non-votes, if any, do not count as votes cast.

Amendment of Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock. Approval requires an affirmative vote of the majority of the outstanding shares of Class A common stock. Abstentions and broker non-votes, if any, will have the same effect as votes *against* the proposal.

Any other matter properly presented and brought to a vote at the Annual Meeting. Approval requires the affirmative vote of the majority of the Class A shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes *against* the proposal. Broker non-votes will have no effect on the vote since shares held by brokers will not be considered entitled to vote on matters as to which beneficial owners withhold authority.

Dividend Reinvestment and Employee Stock Purchase Plan Shares

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and reflected on your proxy card. These shares will be voted as you direct.

Announcement of Voting Results

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release later that day. In addition, we will report the voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

Proxy Solicitation Expenses

Brown-Forman bears the cost of soliciting proxies. Beginning on June 28, 2016, which is the mailing date for these proxy materials, our directors, officers, and other employees may solicit proxies in person or by regular or electronic mail, phone, fax, or online. Directors, officers, and employees of the Company will receive no additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name. In addition, we have retained Proxy Express, Inc. to assist with the distribution of proxy materials for a fee of approximately $15,000, plus expenses.



CORPORATE GOVERNANCE

Our Board Of Directors

Our Board is the policy-making body that is ultimately responsible for the business success and ethical climate of the Company. The Board oversees the performance of our senior management team, which is responsible for leading and operating the Company's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Company's Chief Executive Officer and its Chairman of the Board, as well as oversight of the Company's corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board may retain independent advisors to help it perform its duties.

Board Composition

How Our Controlled-Company Status Affects Our Board

Our Board has determined that Brown-Forman is a "controlled company" under New York Stock Exchange (NYSE) rules because more than 50% of our Class A voting stock is held by members of the Brown family, and Brown family members historically have voted, by an overwhelming majority, for directors nominated by the Board.

As a controlled company, we are exempt from NYSE listing standards that require boards to have a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. As a matter of good corporate governance, the Board has voluntarily chosen to have a Compensation Committee that is composed entirely of independent directors who meet the NYSE's heightened independence standards for compensation committee members. Our Board does not have a majority of independent directors or a fully independent nominating/corporate governance committee.

Our Independent Directors

Under NYSE listing rules, a director qualifies as "independent" if the board of directors affirmatively determines that the director has no material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, the Board considers all relevant facts and circumstances in making an independence determination. Our Board recognizes the value of having independent directors on the Board and has determined that six directors are independent under NYSE standards: Joan C. Lordi Amble (who is not standing for re-election), Patrick Bousquet-Chavanne, Bruce L. Byrnes, John D. Cook, Michael J. Roney, and Michael A. Todman.

The Board has also determined that Geo. Garvin Brown IV, Paul C. Varga, Campbell P. Brown, Marshall B. Farrer, and James S. Welch, Jr. (who is not standing for re-election) are not independent because they are, or recently have been, members of Company management. The Board elected not to make a determination with respect to the independence of Martin S. Brown, Jr., and Sandra A. Frazier (neither of whom is standing for re-election), Stuart R. Brown, Augusta Brown Holland, and Laura L. Frazier.

Our Brown Family Directors

The Company believes it is strategically important for Brown family members to be actively engaged in the oversight of the Company. Through participation on the Board, the Brown family's long-term perspective is brought to bear, in some measure, upon each and every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage, due largely to the long-term ownership perspective that Brown family members bring to our Board. This advantage is sustained by a careful balancing of the roles of our Board, Company management, and our stockholders — including the Brown family.



In addition, Board service allows the Brown family to actively oversee its investment in the Company. Following the Annual Meeting, the Brown family directors will be: Geo. Garvin Brown IV, Stuart R. Brown, Campbell B. Brown, Augusta Brown Holland, Marshall B. Farrer, and Laura L. Frazier. Martin S. Brown, Jr., and Sandra A. Frazier, both current Brown family directors, will not stand for re-election at the Annual Meeting.

Our Management Directors

The Company also believes it is important, from a corporate governance standpoint, that Company management be represented on the Board. Currently, Paul C. Varga, Campbell P. Brown, and Marshall B. Farrer are Board members who also are members of Company management. James S. Welch, Jr., retired from the Company on May 31, 2016, and has elected not to stand for re-election at the Annual Meeting.

Brown-Forman Board of Directors

Joan C. Lordi Amble   `I`

Marshall B. Farrer   `B` `M`
Vice President and Managing Director of Global Travel Retail, Brown-Forman

Patrick Bousquet-Chavanne   `I`

Laura L. Frazier   `B`

Campbell P. Brown   `B` `M`
President and Managing Director of Old Forester, Brown-Forman

Sandra A. Frazier   `B`

Geo. Garvin Brown IV   `B`
Chairman of the Board of Directors

Augusta Brown Holland   `B`

Martin S. Brown, Jr.   `B`

Michael J. Roney   `I`

Stuart R. Brown   `B`

Michael A. Todman   `I`

Bruce L. Byrnes   `I`

Paul C. Varga   `M`
Company Chairman and Chief Executive Officer, Brown-Forman

John D. Cook   `I`
Lead Independent Director

James S. Welch, Jr.   `M`
Retired from Company management May 31, 2016

Director Type:

`I` Independent   `B` Brown Family   `M` Management

Recent Changes to our Board

As previously disclosed, three new directors from the Brown family, Campbell P. Brown, Marshall B. Farrer, and Laura L. Frazier, joined the Board May 26, 2016. Martin S. Brown, Jr., and Sandra A. Frazier, each a current Brown family director, Joan C. Lordi Amble, a current independent director, and James S. Welch, Jr., a director who recently retired from Company management, will not stand for re-election at the Annual Meeting.



Leadership Structure

Chairman of the Board

Our Board believes that the determination of whether to separate or combine the roles of Chairman of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, it does not have a policy on separation of these roles, but rather evaluates the situation on a case-by-case basis.

Currently, these roles are separate, although they have been combined in the past. Geo. Garvin Brown IV, a Brown family member, serves as Chairman of the Board. He also serves on our Corporate Governance and Nominating Committee and the Executive Committee of the Board, which he chairs.

Company Chairman and CEO

Paul C. Varga serves as the Company Chairman and Chief Executive Officer. Mr. Varga is the Company's highest ranking executive officer and has responsibility for the Company's strategy, operations, and performance. He serves as a member of our Board and on the Executive Committee of the Board.

Lead Independent Director

When a non-independent director holds the office of Chairman of the Board, as is currently the case, the Board (after considering the recommendation of the Corporate Governance and Nominating Committee) may select one independent director to serve as Lead Independent Director. John D. Cook has served in this role since 2012.

As Lead Independent Director, Mr. Cook's responsibilities are to:

» chair executive sessions attended solely by non-management directors and independent directors;
» facilitate open communications between Board meetings and help directors reach consensus on important matters;
» serve as liaison between the Chairman of the Board and the independent directors;
» play a leadership role in contingency and succession planning; and
» perform such other duties as the Board may delegate to assist the Board in fulfilling its responsibilities.

Mr. Cook chaired one executive session of non-management directors in fiscal 2016. Also, because our non-management director group includes directors who are not "independent" under NYSE listing standards, Mr. Cook called and presided over one executive session in fiscal 2016 that was attended solely by our independent directors.

Why the Board Chose this Leadership Structure

Our Board has determined that this leadership structure currently serves the best interests of the Company and its stockholders. Having a Brown family member serve as Chairman of the Board promotes the Brown family's active oversight of, and engagement and participation in, the Company and its business, and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, because Mr. Brown handles the responsibilities attendant to the position of Chairman of the Board, Mr. Varga, our Chief Executive Officer, can focus more on the Company's strategy and operations, while the Board still has access to his comprehensive knowledge of the Company's business. The Lead Independent Director position provides leadership to, and fosters coordination among, our independent directors, enabling them to fulfill their role of bringing outside perspectives to the Board.

Board Guidelines and Procedures

Corporate Governance Guidelines

The Board believes that transparency is a hallmark of good corporate governance. To that end, the Board has adopted Corporate Governance Guidelines that provide a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding: director qualifications; director responsibilities, including the Lead Independent Director's role; meetings and attendance; committee composition and responsibilities; director compensation; and director access to management and independent advisors. The guidelines also require the Board to conduct an annual self-assessment. The Corporate Governance Guidelines are published on our website at *www.brown-forman.com/about/corporate-governance/guidelines/*.



Board and Committee Self-Assessment

Each year, our Board and each Board committee (except the Executive Committee) assess how they performed during the preceding twelve months. The procedures they follow vary, from asking members to complete questionnaires that call for both quantitative responses and free-text comments, to having an independent third party interview each member and then synthesize themes that emerge.

Director Service

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting by a majority of the votes cast by our Class A stockholders. Once elected, a director holds office until the next Annual Meeting or until his or her successor is elected and qualified, unless he or she first resigns, retires, or is removed. Directors are not subject to term limits. A director may not stand for re-election to the Board after reaching the age of 71. However, in exceptional circumstances, the Board may ask a director to remain on the Board until a given date if his or her continued service would significantly benefit the Company. Service of a director beyond the age of 71 requires a recommendation by the Corporate Governance and Nominating Committee and the approval of two-thirds of the Board (not including the director under consideration).

Board Meetings

The Board held six regular meetings and no special meetings during fiscal 2016. Absent an appropriate reason, all directors are expected to attend the Annual Meeting of Stockholders, all Board meetings, and all meetings of each committee on which they serve. Each director attended 75% or more of the aggregate meetings of the Board and committees on which he or she served during fiscal 2016. All directors then serving attended the 2015 Annual Meeting of Stockholders.

Board Committees

Our Board has four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee. Each Board committee operates under a written charter that is posted on our company website at *www.brown-forman.com/about/corporate-governance/committee-composition*. Each Board committee other than the Executive Committee conducts an annual self-assessment and may hire independent advisors as it finds necessary or appropriate.

AUDIT COMMITTEE

The Board has delegated to the Audit Committee responsibility for the oversight of the Company's financial statements; audit process; system of internal controls; enterprise risk assessment and risk management policies and processes; compliance with legal and regulatory requirements; and internal audit functions. In addition, the Audit Committee oversees the independent auditor's qualifications, independence, and performance. The Audit Committee's responsibilities include, among other things, preparing the Audit Committee Report that appears in this Proxy Statement on page 55.

In addition to the NYSE requirement that each Audit Committee member satisfy the NYSE director independence standards, Audit Committee members must meet other independence standards mandated by Section 301 of the Sarbanes-Oxley Act and set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). Each member of our Audit Committee satisfies these heightened independence standards. The Board has determined that each member of our Audit Committee is also "financially literate" within the meaning of the NYSE rules, and that Mr. Todman and Ms. Amble are "audit committee financial experts" under SEC rules. Ms. Amble currently serves on the audit committees of three other public companies. The Board discussed this simultaneous service with Ms. Amble, including the demands and time commitment attendant to such responsibilities, and determined that such simultaneous service does not impair the ability of Ms. Amble to effectively serve on the Board and Audit Committee. Ms. Amble is not standing for re-election at the Annual Meeting.

COMMITTEE MEMBERS:
» **Michael A. Todman (Chair)**
» Joan C. Lordi Amble
» Bruce L. Byrnes
» John D. Cook (since June 2016)

Met 9 times in fiscal 2016



COMPENSATION COMMITTEE

The Compensation Committee's responsibilities include, among other things, determining the compensation of the Chief Executive Officer; recommending market-competitive compensation for the Board; approving incentive compensation plan design and changes thereto for the Chief Executive Officer and other senior executive officers; assisting the Board in its oversight of risk related to the Company's compensation policies and practices; overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement; preparing the Compensation Committee Report that appears in this Proxy Statement on page 39; and leading the evaluation of the performance of the Chief Executive Officer.

The Compensation Committee has retained Frederic W. Cook & Co. (FWC) to provide independent advice on executive and director compensation matters. For additional information on the services provided by and the fees paid to FWC, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis section of this Proxy Statement, which begins on page 25.

Each of the Compensation Committee members qualifies as an independent director under NYSE listing standards (including the NYSE's heightened independence standards for compensation committee members of non-controlled companies), as a "non-employee director" under SEC rules, and as an "outside director" under regulations adopted pursuant to Section 162 of the Internal Revenue Code. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

COMMITTEE MEMBERS:

» **Patrick Bousquet-Chavanne (Chair)**
» John D. Cook
» Michael J. Roney

Met 5 times in fiscal 2016

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee's responsibilities, among other things, are: helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing periodically the Company's corporate governance principles in light of developments in corporate governance and best practices, taking into account the Company's controlled-company status under the NYSE rules; coordinating and overseeing Chief Executive Officer and Chairman of the Board succession planning; and assisting the Board with its annual self-assessment. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards except Geo. Garvin Brown IV.

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the long-term best interests of all stockholders. As articulated in our Corporate Governance Guidelines, the Board believes all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board believes the best directors have the following additional qualities: good judgment, candor, independence, civility, business courage, experience with businesses and other organizations of comparable character and comparable or larger size, and a lack of conflicts of interest.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal policy to that effect. The Board's goal is to maintain a well-balanced membership that combines a variety of experiences, backgrounds, skills, and perspectives to enable the Board, as a whole, to guide the Company effectively in the pursuit of its strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers an individual's independence; business, professional, or public service experience; relevant industry knowledge, experience, and relationships; business judgment; financial expertise; international experience; leadership skills; age, gender, race, and other personal characteristics; time availability; and familial relation to our controlling family stockholders.

The Corporate Governance and Nominating Committee has engaged independent search firms to assist in identifying potential Board candidates from time to time. The Board has not adopted a formal policy regarding stockholder-nominated director candidates because the committee believes the process it follows to identify and select Board members has been appropriate and effective.

COMMITTEE MEMBERS:

» **John D. Cook (Chair)**
» Patrick Bousquet-Chavanne
» Geo. Garvin Brown IV
» Bruce L. Byrnes

Met 6 times in fiscal 2016



EXECUTIVE COMMITTEE

The Board designates the members of the Executive Committee, which consists of the Chief Executive Officer, the Chairman of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. The Board can change the Executive Committee membership, fill vacancies, and dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention.

COMMITTEE MEMBERS:
» **Geo. Garvin Brown IV (Chair)**
» Paul C. Varga
» John D. Cook (since May 2016)
» James S. Welch, Jr. (until May 2016)

Met once in fiscal 2016

Board's Role in Risk Oversight

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to ensure that appropriate processes are in place for managing enterprise risk, and our Board considers risk oversight to be an integral part of its role in the Company's strategic planning process. The Board regularly and actively considers how strategic decisions affect the Company's risk profile.

While the Board has ultimate oversight responsibility for the risk management process, certain committees have important supplementary roles in that process. During fiscal 2016, the Board tasked its committees to assist with the responsibilities outlined below:

» **Audit Committee** — overseeing the Company's most significant financial reporting and accounting control risks and management's monitoring and management of those risks.
» **Compensation Committee** — overseeing risk related to the Company's compensation policies and practices.
» **Corporate Governance and Nominating Committee** — overseeing risk related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chairman of the Board.

These committees met regularly with members of management and outside advisors, as necessary, and reported to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and Risk Committee both play an integral role in making sure that relevant risk-related information is reported to senior management and the Board as directly and quickly as possible.

Communication with our Board

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, Matthew E. Hamel, at 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com. The Secretary's office will forward written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors.

Company Best Practices

Brown-Forman has long believed that good corporate governance is essential to the Company's long-term success. We continually evaluate our corporate governance practices in the context of our controlled-company status to address the changing regulatory environment, and adopt those practices that we believe are best for Brown-Forman.

Code of Conduct

The Company has adopted the Brown-Forman Code of Conduct, which contains our standards of ethical behavior for all of our employees and directors. The Code of Conduct includes our Code of Ethics for Senior Financial Officers, which reflects the expectation that all of the Company's financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and under the highest ethical standards. The Code of Conduct and the Code of Ethics for Senior Financial Officers can be found on our website at *www.brown-forman.com/about/corporate-governance/code-of-ethics/*.



Disclosure Controls Committee

The Company has a Disclosure Controls Committee, which is composed of members of management. This committee has established controls and procedures designed to ensure that information that the Company may be required to disclose is gathered and communicated to the committee and that all required disclosures are made in a timely and accurate manner. The committee has implemented a financial review process that enables our Chief Executive Officer and Chief Financial Officer to certify our quarterly and annual reports, as well as procedures designed to ensure our compliance with SEC Regulation FD (Fair Disclosure).

Risk Committee

The Risk Committee, which is composed of members of management, leads the Company's enterprise risk management program (ERMP). The objective of the ERMP is to protect the long-term viability of the Company's business by identifying and managing risk. The ERMP includes the development and implementation of our risk management policies and specific governance structures and the oversight of our processes for identifying, assessing, and mitigating risk. In support of the ERMP's objectives, the Risk Committee is responsible for identifying critical risks the Company faces; assessing the adequacy of our methods for managing those risks; communicating the role of all employees in the ERMP; and integrating the discussion of risk into decision-making processes.

Our Controlling Family Stockholders

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct competitive advantage, and we believe that a strong relationship with the Brown family is essential to our growth, independence, and long-term value creation for all stockholders. The Company interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family through a number of different channels, as detailed below.

Brown-Forman/Brown Family Shareholders Committee

In 2007, Geo. Garvin Brown IV and Paul C. Varga organized the Brown-Forman/Brown Family Shareholders Committee (FSC), which they continue to co-chair. The FSC, which includes several non-family Company executives in addition to Mr. Varga, provides a forum for frequent, open, and constructive dialogue between the Company and its controlling family stockholders. The FSC engages the Brown family on topics of mutual interest such as the Company and industry, governance, ownership, and philanthropy.

Director of Family Shareholder Relations

The Director of Family Shareholder Relations, a Brown-Forman employee, works with Company employees and certain Brown family members to develop and implement policies and practices designed to further strengthen the relationship between the Company and the Brown family.

Brown Family Member Employees

The Company employs ten Brown family members, some of whom participate on management committees that oversee strategic and operational matters. Participation on these committees enables our Brown family employees to contribute their perspectives on important issues facing the Company.



ELECTION OF DIRECTORS

This section provides information about our twelve director nominees, including the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board.

All of our director nominees are current directors of Brown-Forman. Each director was elected at the Company's 2015 Annual Meeting except for Campbell P. Brown, Marshall B. Farrer, and Laura L. Frazier, who were appointed to the Board in May 2016.

The Board unanimously recommends a vote "FOR" the election of each director nominee.

Your shares will be voted *"FOR"* the election of all director nominees listed below unless you instruct the proxy holders to vote against, or to abstain from voting for, one or more nominees. If any nominee becomes unable to serve before the meeting, the proxy holders may vote for a substitute nominee if the Board has designated one. As of the date of this Proxy Statement, it is the Board's understanding that each nominee is prepared to serve if elected.

Nominees

PATRICK BOUSQUET-CHAVANNE



**Director since 2005
Age 58**

Committees:
» Compensation (Chair)
» Corporate Governance and Nominating

Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC, since 2014; Executive Director, Marketing and Business Development, Marks and Spencer Group PLC, from 2013 to 2014; Corporate Director of Strategy and Business Development, Marks and Spencer Group PLC, from 2012 to 2013; Co-Chairman of Yoostar Entertainment Group from 2010 to 2012; President and Chief Executive Officer of Yoostar from 2009 to 2012; President and Chief Executive Officer of T-Ink Technologies, Inc., from 2008 to 2009; Group President of The Estée Lauder Companies Inc. from 2001 to 2008; President of Estée Lauder International, Inc., from 1998 to 2001.

QUALIFICATIONS AND SKILLS: Senior management and board experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with strategy implementation, branding, licensing, distribution, and international expansion. In addition, Mr. Bousquet-Chavanne has experience from Estée Lauder dealing with governance issues relevant to family-controlled public companies.

OTHER DIRECTORSHIPS: Marks and Spencer Group PLC since 2013; HSNi Corporation from 2008 to 2013.

CAMPBELL P. BROWN



**Director since May 2016
Age 48**

President and Managing Director of Old Forester, the Company's founding bourbon brand, since 2015. A 22-year employee of the Company, he previously served Brown-Forman in the emerging markets of India, the Philippines, and Turkey, and most recently led the Company's wine and spirits portfolio in Canada and the Midwest region of the U.S. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Business and industry experience he has gained by serving in operational, management, and executive positions within the Company; his deep knowledge of family corporate governance; the perspectives he brings to the Board as a fifth generation Brown family stockholder; and his history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders.

OTHER DIRECTORSHIPS: Republic Bank and Trust Company since 2008.



GEO. GARVIN BROWN IV



Director since 2006
Age 47

Committees:
» Corporate Governance and Nominating
» Executive (Chair)

Chairman of the Board since 2007; Executive Vice President of Brown-Forman from 2011 to 2015; Senior Vice President and Managing Director of Western Europe and Africa from 2009 to 2011; Vice President and Jack Daniel's Brand Director in Europe and Africa from 2004 to 2008; Director of the Office of the Chairman and Chief Executive Officer from 2002 to 2004. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Business and industry experience he has gained by serving in operational, management, and executive positions within the Company; his deep knowledge of family corporate governance; the perspectives he brings to the Board as a fifth generation Brown family stockholder; and his history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders.

STUART R. BROWN



Director since 2015
Age 51

Managing Partner, Typha Partners, LLC, an early-stage private equity investment company, since 2010; President, DendriFund, Inc., an environmental sustainability charitable foundation established by Brown-Forman, since 2011; Owner, Between the Covers Bookstore from 1998 to 2010; Sales and Marketing Management, Brown-Forman, from 1995 to 1998. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Extensive experience in family governance, entrepreneurial management, finance, and board leadership. In addition, Mr. Brown brings to the Board his perspective as a fifth generation Brown family stockholder, and his history of service on the Brown-Forman/Brown Family Shareholders Committee demonstrates his ability to represent the long-term interests of shareholders.

BRUCE L. BYRNES



Director since 2010
Age 68

Committees:
» Audit
» Corporate Governance and Nominating

Vice Chairman of the Board for The Procter & Gamble Company from 2002 to 2008. Mr. Byrnes retired in 2008 following a 38-year career at P&G, during which he held the following positions, among others: Vice Chairman, Global Brand Building Training from 2007 to 2008; Vice Chairman, Global Household Care Division from 2004 to 2007.

QUALIFICATIONS AND SKILLS: Executive leadership of a global consumer goods company; expertise in brand building and brand management; financial expertise; international marketing and operational experience; and corporate strategy.

OTHER DIRECTORSHIPS: Boston Scientific Corporation from 2009 to 2015; Cincinnati Bell, Inc., from 2003 to 2013; Diebold, Incorporated, from 2010 to 2015.



JOHN D. COOK



Director since 2008
Age 63

Committees:
» Compensation
» Corporate Governance
  and Nominating (Chair)
» Audit
» Executive

Director Emeritus, McKinsey & Company; Director, McKinsey & Company from 2003 to 2008. Earlier in his career, Mr. Cook worked in brand management at The Procter & Gamble Company, and held the number two management position at The Kellogg Company.

QUALIFICATIONS AND SKILLS: Skills gained during his 32-year career advising and managing consumer products companies. He brings to the Board leadership, senior management experience, financial expertise, marketing skills, international expertise, experience with strategic acquisitions and integrations, and a history of shareholder value creation.

MARSHALL B. FARRER



Director since May 2016
Age 45

Vice President, Managing Director of Global Travel Retail, which includes Duty Free, Military, Cruise, and Transportation sales globally, since 2015. An 18-year employee of the Company, he led the global Jack Daniel's Tennessee Honey brand team from 2013 to 2015, was managing director of the Australia/Asia region from 2010 to 2013, and led the Latin America & Caribbean region from 2006 to 2009. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Business and industry experience gained from serving in operational, management, and executive positions within the Company; his deep knowledge of family corporate governance; the perspectives he brings to the Board as a fifth generation Brown family stockholder; and his history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders.

LAURA L. FRAZIER



Director since May 2016
Age 58

Owner, Chairman, and past-CEO of Bittners, a more than 160-year-old interior and commercial design firm. She previously served on the board of directors of Lenox, Inc., a former subsidiary company of Brown-Forman, from 1999 to 2005. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Executive leadership and entrepreneurial management skills. In addition, Mrs. Frazier brings to the Board her perspective as a fifth generation Brown family stockholder; and her history of service on the Brown-Forman/Brown Family Shareholders Committee demonstrates her ability to represent the long-term interests of shareholders.



AUGUSTA BROWN HOLLAND



Director since 2015
Age 40

Founding Partner, Haystack Partners LLC, known for its nationally acclaimed work in environmentally conscious real estate development, since 2006. Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007.

QUALIFICATIONS AND SKILLS: Extensive knowledge of urban planning and revitalization and environmentally friendly development. Mrs. Holland also serves on numerous civic boards. She brings to the Board her perspective as a fifth generation Brown Family shareholder, and her history of service on the Brown-Forman/Brown Family Shareholders Committee demonstrates her ability to represent the long-term interests of shareholders.

MICHAEL J. RONEY



Director since 2014
Age 62

Committees:
» Compensation

Chief Executive of Bunzl plc from 2005 to April 2016.

QUALIFICATIONS AND SKILLS: Extensive senior management and executive leadership experience; deep expertise in multi-national production, distribution, and operations; financial expertise; and international mergers and acquisitions experience.

OTHER DIRECTORSHIPS: Deputy Chairman and Chairman Designate of Grafton Group plc since May 2016; Bunzl plc from 2003 to April 2016; Johnson Matthey plc from 2007 to 2014.

MICHAEL A. TODMAN



Director since 2014
Age 58

Committees:
» Audit (Chair)

Retired, Whirlpool Corporation; Vice Chairman, Whirlpool Corporation from 2014 to 2015; President, Whirlpool International from 2009 to 2014; President, Whirlpool North America from 2007 to 2009.

QUALIFICATIONS AND SKILLS: Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing; extensive leadership of large multinational organizations; and financial expertise.

OTHER DIRECTORSHIPS: Prudential Financial, Inc., since March 2016; Whirlpool Corporation from 2006 to 2015; Newell Rubbermaid, Inc., since 2007.



PAUL C. VARGA



Director since 2003
Age 52

Committees:
» Executive

Chief Executive Officer since 2005. Company Chairman since 2007; President and Chief Executive Officer of Brown-Forman Beverages (a division of Brown-Forman) from 2003 to 2005; Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003.

QUALIFICATIONS AND SKILLS: In-depth knowledge of the Company's business, operations, and strategy gained during his 29 years of employment with the Company; extensive knowledge of the beverage alcohol industry; sales and marketing expertise; financial expertise; strategic thinking, leadership, management, consensus-building, and communication skills; and extensive corporate governance experience via service on two public company boards.

OTHER DIRECTORSHIPS: Macy's, Inc., since 2012.

Family Relationships. No family relationship—first cousin or closer—exists between any two directors, executive officers, or persons nominated or chosen by the Company to become a director or executive officer, except for the following relationships between Brown family directors: Geo. Garvin Brown IV and Campbell P. Brown are brothers; Laura L. Frazier and Sandra A. Frazier (who is not standing for re-election) are first cousins; Martin S. Brown, Jr. (who is not standing for re-election), Stuart R. Brown, and Augusta Brown Holland are first cousins; and Marshall B. Farrer is the first cousin of Geo. Garvin Brown IV and Campbell P. Brown.



PROPOSAL 2:
PROPOSED AMENDMENT TO THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF CLASS A COMMON STOCK

Description of the Proposed Amendment and Vote Required

On May 26, 2016, the Board approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of Class A common stock that the Company is authorized to issue from 85,000,000 to 170,000,000. The purpose of the proposed amendment is to facilitate the previously announced two-for-one stock split of the Class A and Class B common stock, which is described below.

The Board determined that the proposed amendment is advisable and in the best interests of the Company and its stockholders. The affirmative vote of the holders of a majority of the outstanding shares of the Class A common stock of the Company is required to approve the proposed amendment.

The full text of the proposed amendment to the Restated Certificate of Incorporation is set forth in **Appendix A** to this Proxy Statement.

Purposes and Effects of Increasing the Number of Authorized Shares of Common Stock

On May 26, 2016, the Board also approved a two-for-one stock split on both the Class A common stock and the Class B common stock, which will be effected in the form of:

» a stock dividend on the Class A common stock payable at a rate of one share of Class A common stock for each share of Class A common stock (the "Class A Split"), and

» a stock dividend on the Class B common stock payable at a rate of one share of Class B common stock for each share of Class B common stock (collectively with the Class A Split, the "Stock Split").

If and when issued, the additional shares of Class A and Class B common stock issued in the Stock Split would have the same rights and privileges as the shares of common stock of the same class that are presently issued and outstanding. The Stock Split is conditioned on the approval of the proposed amendment by the Class A stockholders.

The primary purpose of increasing the number of authorized shares of Class A common stock is to facilitate the proposed Stock Split. The proposed amendment would (i) increase the total number of shares of all classes of stock that the Company is authorized to issue from 485,000,000 to 570,000,000, and (ii) increase the number of shares of Class A common stock that the Company is authorized to issue from 85,000,000 to 170,000,000. The number of shares of Class B common stock that the Company is authorized to issue will remain the same.

As of April 30, 2016, there were approximately 84,530,000 shares of Class A common stock issued and outstanding (and 470,000 shares held in the treasury of the Company), and approximately 113,212,000 shares of Class B common stock issued and outstanding (and approximately 29,102,000 shares held in the treasury of the Company). As of such date, there were zero shares of Class A common stock and approximately 57,000 shares of Class B common stock reserved for issuance under the Company's equity compensation plans. This means that as of April 30, 2016, there were zero authorized shares of Class A common stock and approximately 257,629,000 authorized shares of Class B common stock that were not outstanding, held in the treasury of the Company, or reserved for issuance.

The following table sets forth the number of shares of each class of common stock that would be authorized, issued, held in treasury, and reserved for issuance under the Company's existing equity compensation plans as of April 30, 2016, had the proposed amendment been adopted and the Stock Split effected as of that date.

	Authorized	Issued	Held in Treasury	Reserved
Class A common stock	170,000,000	169,060,000	940,000	0
Class B common stock	400,000,000	226,424,000	58,203,000	114,000

Except for shares reserved for issuance under our existing equity compensation plans, and shares that would be issued pursuant to the proposed Stock Split, the Board has no current plans to issue additional shares of Class A or Class B common stock. The Board has not proposed to increase the number of authorized shares of Class A common stock with the intention of discouraging tender offers or takeover attempts of the Company.



Purposes and Effects of Proposed Two-For-One Stock Split Effected in the Form of a Stock Dividend

The Board anticipates that the increase in the number of outstanding shares of Class A and Class B common stock resulting from the proposed Stock Split will place the market price of each class of common stock in a range more attractive to individual investors, which may result in a broader market for our stock. The Company will apply to list the additional shares on The New York Stock Exchange, where both the Class A and Class B common stock are currently listed for trading.

If the proposed amendment is adopted by the Class A stockholders, upon the effectiveness of the proposed amendment and the payment of the stock dividend pursuant to the Stock Split, each stockholder of record will receive and become the record owner of (i) one additional share of Class A common stock for each share of Class A common stock then owned of record by such stockholder, and (ii) one additional share of Class B common stock for each share of Class B common stock then owned of record by such owner. Certificates representing shares of Class A and Class B common stock currently issued should be retained by each stockholder and should not be returned to the Company or to its transfer agent. Stockholders who would otherwise be entitled to receive fractional shares of common stock will instead be paid cash (without interest) in lieu of fractional shares.

If stockholders dispose of their shares after the Stock Split, they may pay higher brokerage commissions on the same relative interest in the Company because that interest is represented by a greater number of shares. Stockholders should consult their respective brokers to ascertain the brokerage commission that would be charged for disposing of the greater number of shares.

Tax Treatment of the Stock Split

The proposed Stock Split should not result in recognition of gain, loss, or other taxable income by owners of common stock under existing U.S. Federal income tax laws, except to the extent of cash, if any, received in lieu of a fractional share of common stock (which fractional share will be treated as received and then exchanged for cash). The cost basis for tax purposes of each new share and each of the retained shares of common stock would be equal to one-half of the cost basis for tax purposes of the corresponding shares immediately preceding the Stock Split (excluding any portion of such basis that is allocated to any fractional share of common stock). In addition, the holding period for the additional shares issued pursuant to the Stock Split would be deemed to be the same as the holding period for the original shares of common stock. A stockholder who receives cash in lieu of a fractional share of common stock pursuant to the Stock Split should generally recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the stockholder's tax basis in the shares of the common stock surrendered that is allocated to such fractional share of common stock. Such capital gain or loss should be long-term capital gain or loss if the stockholder's holding period for the common stock surrendered in the Stock Split exceeds one year at the time of the Stock Split, or short-term capital gain or loss if not. Stockholders, particularly those who are subject to the tax laws of other jurisdictions, are urged to consult their tax advisors regarding any tax consequences of the Stock Split in light of their particular circumstances.

Impact of the Stock Split on the Company's Equity Compensation Plans

If the proposed amendment is adopted and becomes effective and the Stock Split is effected, in accordance with the Company's 2013 Omnibus Compensation Plan and the 2004 Omnibus Compensation Plan, it will be necessary to make appropriate adjustments in the number of shares of each class of common stock that remain available for issuance pursuant to such plans, as well as in the number of shares and the exercise price of each class of common stock subject to outstanding awards under such plans. From the effective date of the proposed Stock Split, the number of shares that remain available for issuance pursuant to such plans will be doubled, the number of shares subject to outstanding awards under such plans will be doubled, and the exercise price per share of stock options granted under such plans will be divided by two.

Impact on the Company's Financial Statements

If the proposed amendment is adopted and becomes effective and the Stock Split is effected, the value of the common stock account as reflected in the Company's financial statements will be increased to reflect the additional shares issued at par value $0.15 per share and the value of the additional paid-in capital account will be reduced a like amount, with no overall effect on stockholders' equity. As described above in "Purposes and Effects of Increasing the Number of Authorized Shares of Common Stock" beginning on page 19, if the proposed amendment is adopted and becomes effective, following the Stock Split the number of shares of common stock issued and outstanding, reserved for issuance, and held in the treasury would be doubled.



Effective Date of Proposed Amendment and Issuance of Shares for Stock Split Effected in the Form of a Stock Dividend

If the proposed amendment to Article Fourth of the Restated Certificate of Incorporation of the Company is adopted by the required vote of Class A stockholders, such amendment will become effective on the date the proposed amendment is filed with the Secretary of State of the State of Delaware, which will also be the record date for the determination of the holders of Class A and Class B common stock entitled to additional shares payable as a result of the Stock Split. If the proposed amendment is approved, the Company currently anticipates that the record date for the Stock Split effected in the form of a stock dividend will be August 8, 2016, and the distribution date for such additional shares will be August 18, 2016. The Board reserves the right, notwithstanding stockholder approval of the proposed amendment, and without further action by the stockholders, to elect not to proceed with the amendment and/or the Stock Split if, at any time prior to filing the amendment, the Board determines that it is no longer in the best interests of the Company and stockholders to proceed with the Stock Split.

IMPORTANT NOTE

Please do not destroy or send your existing stock certificates to the Company.

If the proposed amendment is adopted and the Stock Split is effected, those certificates will remain valid for the number of shares shown thereon, and should be carefully preserved by you. All shares issued as a result of the proposed Stock Split will be issued in book-entry form, either through DRS or as a credit to an existing stockholder of record account. You will receive information about the additional shares to which you are entitled on or around the distribution date. If the proposed amendment is approved, the Company will provide additional details about the implementation of the Stock Split on its website following the Annual Meeting.

The Board of Directors recommends a vote FOR the proposal to amend Article Fourth of the Restated Certificate of Incorporation as set forth in Appendix A hereto to (i) increase the total number of shares of all classes of stock that the Company is authorized to issue from 485,000,000 to 570,000,000, and (ii) increase the number of shares of Class A common stock that the Company is authorized to issue from 85,000,000, par value $0.15 per share, to 170,000,000, par value $0.15 per share.



DIRECTOR COMPENSATION

Overview

Our directors serve one-year terms that begin with their election at an Annual Meeting and end immediately upon the election of directors at the next year's Annual Meeting (a period we refer to as a "Board Year" for director compensation purposes).

Our non-employee director compensation consists of an annual Board retainer, a Chair of the Board retainer, a Lead Independent Director retainer, committee member retainers, committee chair retainers, and meeting fees. To align the interests of our non-employee directors with those of our stockholders, our non-employee directors receive their Board retainers in a combination of cash and equity. Non-employee directors receive meeting fees only if they attend more than eight meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance and Nominating Committee). The Compensation Committee believes that this structure appropriately reflects the importance of directors' active participation at Board and committee meetings.

At the beginning of the current Board Year, the Compensation Committee, with the assistance of Frederic W. Cook & Co. (FWC), conducted a review of the non-employee director compensation program to monitor its competitiveness in the market and compared to our comparator group on page 29. Based upon this review, the Compensation Committee recommended to the Board the following changes to director compensation:

- » increase the annual Board equity retainer by $5,000;
- » increase the annual Board cash retainer by $5,000;
- » increase the annual Compensation Committee member retainer by $2,500; and
- » increase the annual Corporate Governance & Nominating Committee member retainer by $5,000.

These changes were recommended by the Compensation Committee, and approved by the Board, to better align compensation levels with those of our compensation comparator group.

In addition, the Compensation Committee reviewed information and recommendations prepared by FWC for establishing the compensation for Brown-Forman's non-employee Chairman of the Board position as Mr. Geo. Garvin Brown IV transitioned from an executive director to a non-employee director position. Based on a review of the position's scope, duties, and available market data, the Compensation Committee recommended, and the Board approved, the non-employee Chairman of the Board retainer as reflected in the table below.

Director Compensation Structure

Pay Element		Amount
Lead Independent Director Retainer Paid in six installments over the Board Year.		$30,000
Board Retainer Directors may elect to receive their cash retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the retainer in cash, including the equity retainer. The cash retainer is paid in six installments over the Board Year.		$185,000 total » $70,000 cash » $115,000 equity (deferred stock units)
Meeting Fees No fee is paid unless the director attends more than eight meetings (Board). No fee is paid unless the director attends more than ten meetings (Audit) or six meetings (Compensation and Corporate Governance & Nominating).		No meeting fees were paid for the 2016 Board Year.
Committee Member Retainers Paid in six installments over the Board Year.	Audit	$25,000
	Compensation	$20,000
	Corporate Governance & Nominating	$20,000
Committee Chair Retainers *(Audit, Compensation, and Corporate Governance and Nominating)* Paid in six installments over the Board Year. If a director chairs more than one committee, he or she will receive multiple chair retainers.		$20,000
Non-Employee Chairman of the Board Retainer Paid in six installments over the Board Year.		$625,000



Deferred Stock Units

Our Deferred Stock Unit (DSU) program for non-employee directors allows us to issue both Class A common DSUs and Class B common DSUs. Each DSU represents the right to receive one share of the Company's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. After a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock following a six-month waiting period. Directors may elect to receive this distribution either in a single lump sum or in ten equal annual installments.

On each dividend payment date, non-employee directors who hold DSUs are credited with additional DSUs for the cash dividends on the number of shares represented by the DSUs they held on the record date for that dividend. These dividend credits are calculated based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year, and any corresponding dividend-equivalent DSUs, do not vest and are forfeited.

Employee Directors

Until June 15, 2015, Geo. Garvin Brown IV served as the executive Chairman of the Board and Executive Vice President of Brown-Forman. In addition to his regular compensation as a Brown-Forman employee, we separately paid Mr. Brown $17,879 for his service as executive Chairman of the Board during this time period. This value was included in Mr. Brown's target long-term incentive compensation. Effective June 15, 2015, Mr. Brown was named our non-executive Chairman of the Board and was paid as a non-employee director. Otherwise, we do not pay our employee directors (Paul C. Varga, Campbell P. Brown, and Marshall B. Farrer) for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries. For additional information on Geo. Garvin Brown IV's compensation as a Brown-Forman employee, please see the "Certain Relationships and Related Transactions" section, which begins on page 57.

Stock Ownership Guideline

Our stock ownership guideline for non-employee directors is equal to five times the value of the annual board retainer (with a current guideline of $925,000). When considering whether a non-employee director has satisfied the stock ownership guideline, the Compensation Committee includes DSUs as well as Class A or Class B common stock held directly. The value of any unexercised stock-settled stock appreciation rights (SSARs) is not included. Any non-employee director who has not yet met the stock ownership guideline must elect to receive at least 60% of his or her annual *equity* board retainer in DSUs.

Expense Reimbursement

We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors. In addition, we provide a travel stipend of $3,000 per meeting to directors who must travel to Board meetings from outside the United States.

Continuing Education Allowance

The Company covers the cost, up to $10,000 per director per Board Year, of continuing education programs to support our directors' efforts to remain current on best practices in board governance, industry matters, or other business topics relevant to their board service.

Events

We occasionally invite our directors and their spouses to certain events, including strategy retreats, retirement celebrations, award dinners, and similar events. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive Board.



Fiscal 2016 Director Compensation

The following table shows the compensation we paid to our non-employee directors for their service in fiscal 2016.

Fiscal 2016 Director Compensation Table

Name	Fees Earned or Paid in Cash[1]	DSU Awards[2][3]	All Other Compensation[4]	Total
Joan C. Lordi Amble	$52,273	$175,000	70,000	$297,273
Patrick Bousquet-Chavanne	65,398	175,000	15,000	255,398
Geo. Garvin Brown IV	450,980	351,884	15,000	817,864
Martin S. Brown, Jr.	182,273	—	—	182,273
Stuart R. Brown	173,043	—	—	173,043
Bruce L. Byrnes	116,023	110,000	50,000	276,023
John D. Cook	95,398	175,000	4,167	274,565
Sandra A. Frazier	182,273	—	—	182,273
Augusta Brown Holland	120,944	65,850	—	186,794
Michael J. Roney	26,648	175,000	18,000	219,648
Michael A. Todman	81,023	110,000	45,833	236,856

(1) Amounts in this column reflect fees earned during fiscal 2016 and include: annual Board retainer, if paid in cash; Lead Independent Director fee; annual committee chair and committee member retainers; non-employee Chairman of the Board retainer, if paid in cash; and any Board and committee meeting fees. This column also includes the approved increases to Board compensation during the year. The increase to the equity retainer was also paid in cash as it was approved outside our DSU election period.

(2) DSUs represent the right to receive one share of Class A or Class B common stock, and are determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A or Class B common stock on the date of grant. DSU awards for the 2016 Board Year were granted on July 23, 2015. The closing price of our Class A stock on that date was $111.30. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of SSARs, DSUs, and Restricted Stock Units (RSUs) outstanding for each of our non-employee directors as of April 30, 2016, is set forth below. All SSARs shown are fully vested and exercisable. Annual grants of DSUs vest over the course of the Board Year. Outstanding SSARs and RSUs for Geo. Garvin Brown IV represent awards granted to him while he was an executive for the Company. Mr. Brown's time-based RSUs will vest as follows: 3,936 RSUs will vest on 4/30/2017; 3,426 RSUs will vest on 4/30/2018; and 380 RSUs will vest on 4/30/2019 assuming his continued service on the Board.

Name	DSUs Outstanding Class A as of April 30, 2016	DSUs Outstanding Class B as of April 30, 2016	Class B SSAR / Options Outstanding as of April 30, 2016	Class B Time-Based Restricted Stock Units as of April 30, 2016
Joan C. Lordi Amble	5,040	2,327	—	—
Patrick Bousquet-Chavanne	6,020	5,184	—	—
Geo. Garvin Brown IV	3,190	—	7,935	7,742
Martin S. Brown, Jr.	—	1,731	18,234	—
Bruce L. Byrnes	3,714	3,365	—	—
John D. Cook	6,020	5,184	21,752	—
Sandra A. Frazier	—	1,731	18,234	—
Augusta Brown Holland	597	—	—	—
Michael J. Roney	4,116	—	—	—
Michael A. Todman	2,980	—	—	—

(4) Reflects taxable travel stipend amounts paid during fiscal 2016 to directors who traveled to Board meetings from outside the United States. In addition, this column includes one-time payments granted to current and prior Audit Committee members of the Board. This payment was granted in recognition of the increased time commitment during the 2015 and 2016 Board years. Amounts granted were $70,000 to Ms. Amble, $50,000 to Mr. Byrnes, $4,167 to Mr. Cook, and $45,833 to Mr. Todman.



COMPENSATION DISCUSSION AND ANALYSIS

This section describes our executive compensation philosophy and objectives, and the decisions of the Compensation Committee (Committee) regarding the compensation of our Named Executive Officers (NEOs). For fiscal 2016, our NEOs were:

Name	Title
Paul C. Varga	Company Chairman and Chief Executive Officer
Jane C. Morreau	Executive Vice President and Chief Financial Officer
Mark I. McCallum	Executive Vice President, President Jack Daniel's Brands
Jill A. Jones	Executive Vice President, President, NAR, CCSA, IMEA and GTR
Matthew E. Hamel	Executive Vice President, General Counsel and Secretary

Executive Summary

Pay for Performance

We believe in pay for performance through our short-term and long-term incentive programs. These programs utilize performance metrics to compare our performance to that of our peers. We prioritize the use of these metrics as we believe it:

» is the clearest way to demonstrate the value we provide for our stockholders;
» ensures that we hold ourselves to a performance standard that is as objective as possible;
» reinforces a competitive and innovative mindset among our leadership; and
» ensures that incentive payments are appropriate.

We believe one of the best measures of value created by our NEOs for the Company is the return provided to our stock-holders compared to key financial measures of Brown-Forman, our industry, and the broader S&P 500, as shown in the charts below:

Brown-Forman Total Shareholder Return vs. Earnings Per Share vs. CEO Total Compensation Growth[1]



Total Shareholder Return (TSR): Brown-Forman vs. Industry vs. S&P 500[2]



(1) Compares total shareholder return of Brown-Forman Class B common stock and diluted earnings per share (percent growth over prior fiscal year) with the increase in Mr. Varga's total compensation (percent growth over prior fiscal year). Mr. Varga's compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Summary Compensation Table for the applicable year. It also includes the performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Mr. Varga's change in pension values are excluded.
(2) Represents the compound annual growth rate of TSR. Industry total shareholder return is based on a weighted average of comparable industry peers.



As a result of the Compensation Committee's annual review process, it was determined that the total target direct compensation for our NEOs was below market median when compared to our compensation comparator group listed on page 29. In light of this review, we believe that our executive compensation program delivers exceptional value to our stockholders, particularly in light of the combination of strong returns and best-in-class financial performance that the Company and its management team have delivered over multiple years.

Performance-Based Payouts for Fiscal 2016

Brown-Forman delivered solid performance in fiscal 2016, and payouts reflected the alignment of executive pay with Company performance.

CASH INCENTIVES

» We reported 8.1% growth in underlying operating income, above our predicted growth target for industry peers of 5%. As a result of this performance, the Company's short-term cash incentives paid out at 144% of target.

» Our long-term cash incentives measure three-year performance of our 1) absolute underlying operating income (40% weighting), 2) our relative underlying operating income compared to industry peers (40% weighting), and 3) the achievement of key long-term strategic objectives in our BF 150 corporate strategy (20% weighting). Our performance on these measures for fiscal 2014–2016 resulted in a payout of 160% of target.

EQUITY-BASED INCENTIVES

We use equity-based compensation to align the long-term economic interests of our executives with those of our stockholders. We offer our NEOs two types of equity-based incentives: performance-based restricted Class A common stock and stock appreciation rights settled in shares of Class B common stock.

» Performance-based restricted stock awards for the fiscal 2014–2016 performance period were converted into restricted shares shortly after the conclusion of fiscal 2016. The conversion was based on the cumulative total share-holder return of our Class B common stock compared to that of the companies constituting the Standard & Poor's Consumer Staples Index. Our relative performance was at the 49th percentile, resulting in a payout at 87.1% of target.

» Payouts of our stock-settled stock appreciation rights are determined by the increase of our Class B stock price above the awards' stated grant price. Please see page 43 for a list of outstanding stock-settled stock appreciation rights for each NEO.

Advisory Votes on Executive Compensation

At our 2014 Annual Meeting, our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 99% of the votes cast approving the advisory "say-on-pay" resolution. The Committee considered these results as one factor in its executive compensation decisions for fiscal 2015 and 2016, and did not make any material changes to the executive compensation program as a result. Following the expressed preference of our stockholders, the Company will continue to conduct advisory votes on executive compensation every three years, but we may conduct them more frequently to receive shareholder feedback.

Overview of Our Compensation Program

Compensation Objectives and Principles

The objective of our executive compensation program is to attract, motivate, reward, and retain a diverse team of talented executives who will lead the Company to produce superior, sustainable long-term value for our stockholders.

As a family-controlled company, our history guides our perspective on executive compensation. Members of the Brown family have historically served as our senior leadership, and their compensation was modest by competitive market standards. While this was not a major concern at the time given their significant stock holdings, in recent years employees other than Brown family members have more frequently held our most senior executive positions, and have had less substantial ownership in the Company. As a result, our compensation structure has evolved over time to better reflect the competitive landscape for executive talent, and we have established programs that remain focused on creating long-term value, reinforcing financial accountability, and delivering outstanding operational performance to drive sustained performance of Brown-Forman's stock.



Compensation Elements

Principal elements of compensation for our NEOs include:

» base salary (including holiday bonus);

» short-term (one-year) performance-based cash compensation;

» long-term (three-year) performance-based cash compensation;

» long-term equity incentive compensation (including stock-settled stock appreciation rights and performance-based restricted stock);

» benefits and limited perquisites that are generally available to all senior executives; and

» limited post-employment compensation and other benefits.

Measuring Performance

To measure financial performance, we use a metric called "underlying operating income." This is determined by adjusting GAAP operating income for the effect of foreign currency changes, the effect of estimated net changes in distributor inventories for our brands, the effect of acquisitions and divestitures, and certain other items that we believe do not reflect the underlying performance of our business.

The Committee believes that the most relevant measures of our performance are:

» strong and sustained growth in underlying operating income, both on an absolute basis and relative to industry peers,

» progress toward the Company's long-term strategic goals, and

» our three-year total shareholder return relative to the S&P Consumer Staples Index.

Fiscal 2016 Performance Metrics for Brown-Forman Incentive Plans

Performance-Based Component	Performance Measures
Short-Term Cash Incentive	80% Weighting: Underlying operating income[1] growth relative to predicted growth among industry peers
	20% Weighting: Individual performance
Long-Term Cash Incentive[2]	30% Weighting: Underlying operating income growth compared to sustained growth of 8%
	30% Weighting: Underlying operating income growth compared to industry peers
	40% Weighting: Progress toward the Company's long-term quantitative and qualitative strategic goals
Performance-Based Restricted Stock	Total shareholder return relative to S&P Consumer Staples Index
Stock Appreciation Rights	Stock price growth above grant price

(1) "Underlying operating income" is a non-GAAP measure. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2016.

(2) Weightings for our long-term cash incentives were adjusted for fiscal 2016 grants. Please see page 33 for details.

Competitive Compensation

We aspire to provide target compensation for our NEOs that approximates median target compensation delivered to similar positions at companies we consider competition for senior executive talent. We believe that providing strong, competitive target compensation aligned with performance enhances our ability to secure the right executive leadership for our Company while driving for the right results for our stockholders.

To ensure this objective is met, the Committee reviews Brown-Forman's compensation practices to those of a group of high-performing, brand-building consumer products companies with similar financial characteristics. During fiscal 2016 the Committee reviewed this group of companies to ensure continued alignment with the characteristics of Brown-Forman. These companies are listed on page 29.



Our company vision is "Building Forever," which reflects our long-term perspective and desire to remain a strong, independent company indefinitely. We aim to "enrich the experience of life by responsibly building beverage alcohol brands, in our own way, that thrive and endure for generations." We have identified specific strategic ambitions, known as the BF 150, that support our mission and vision as they represent objectives we believe are necessary to position our enterprise for success in the year 2020, coinciding with our 150th anniversary. These priorities include:

» Building brands and businesses that create stockholder value;

» Keeping Jack Daniel's Tennessee Whiskey strong, healthy, and relevant to consumers worldwide;

» Continuing to be the global leader in American whiskey;

» Growing our Finlandia and Herradura portfolios;

» Growing our business in the United States, our largest market;

» Growing our non-U.S. developed and emerging markets;

» Engaging our stockholders, including our controlling family stockholders;

» Pursuing well-balanced capital deployment strategies; and

» Being responsible in everything we do.

We believe that our executive compensation program enhances our ability to achieve these priorities in a manner that is aligned with our vision, mission, and values.



The Role of Our Compensation Committee

The Compensation Committee of our Board serves a critical role in our compensation governance. By providing independent oversight and thought leadership on executive compensation and its relationship to Company performance, the Committee establishes performance objectives that align pay and performance. With the assistance of its independent compensation consultant, Frederic W. Cook & Co. (FWC), the Committee establishes compensation for our NEOs and certain other executive officers and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO.

The Committee is composed of three independent directors, Messrs. Bousquet-Chavanne (Chair), Cook, and Roney. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for Compensation Committee members of non-controlled companies, a non-employee director under SEC rules, and an outside director under regulations adopted pursuant to Section 162 of the Internal Revenue Code. As a "controlled company," Brown-Forman is not required to meet all of the above standards, but we believe that doing so is in the best interests of our Company and its stockholders.

The Committee's deliberations and decisions are informed by the diverse experience of its members, input from certain members of management, advice from FWC, and access to functional experts in our human resources department.

Sound Pay Practices

We avoid pay practices that we believe do not support the objectives of our executive compensation program or our culture. We do not offer NEOs employment agreements, non-performance-based cash payments (other than salary and holiday bonus), tax gross-ups, excessive perquisites, or severance and/or change-in-control agreements. We also have an Incentive Compensation Recoupment Policy that permits the Company to seek recovery of incentive compensation paid or awarded in the event of a financial restatement due to material noncompliance with financial reporting requirements, or the discovery of an error in the calculation of the incentive compensation that was awarded or paid.

Each year we assess and evaluate potential compensation-related risks. Based upon this year's review, the Company and the Committee have concluded that our compensation policies and practices do not create any risk that is reasonably likely to have a material adverse impact on the Company. This is our intent and is consistent with our findings in prior fiscal years.

The Compensation Consultant

As the Committee's independent compensation advisor, FWC reports directly to the Committee and attends Committee meetings as requested. FWC provides the Committee with information on external compensation trends and guidance on the compensation of our CEO and other NEOs, in addition to reviewing this Compensation Discussion and Analysis. FWC provides independent advice to the Board on director remuneration, provides assistance with the self-assessment process of Board committees and the Board, and acts as the Committee's advisor in working with Company management on matters that fall within the Committee's purview. FWC provides no other services to the Company or its management.

In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of FWC and determined that no conflict exists that would compromise the independence of the advice it provides.

Target Compensation

How We Set Target Compensation for Our NEOs

We apply a customized approach to determine the target compensation of each NEO. We consider each NEO's role, the value of the role in the labor market, and factors specific to each NEO as an individual. Individual factors include tenure with the Company, mastery of current role, potential to move into expanded roles, current performance, scarcity of skill sets, retention risk, fit within our culture, career experience, and internal pay equity. We find that this approach leads to a more effective pay program than one solely based on external labor market data.

To ensure our pay is competitive, we compare NEO compensation with the compensation for executives in similar positions within a comparator group of high-performing, brand-building consumer products companies with financial characteristics similar to those of Brown-Forman. FWC prepares a market analysis comparing the target value of each



element of compensation for Brown-Forman's NEOs to those of the comparator group. This analysis produces a range of market-competitive levels of target compensation as one consideration in determining base salaries and target incentive compensation for our NEOs.

In setting and evaluating target compensation we use "total direct compensation," which consists of base salary (including holiday bonus), short-term incentives, and long-term incentives. While we do not set target compensation to meet specific benchmarks, we do consider the median of the comparator group as a guide for appropriate target pay ranges for our NEOs.

To determine the pay elements that make up each NEO's target compensation, we begin by reviewing a preferred "pro-forma" mix of pay, developed and recommended by FWC. The objective of this practice is to have a pay mix that aligns from an internal perspective and supports our goal of promoting shareholder value. FWC and the Committee periodically review the "pro-forma" mix to ensure this continued alignment.

Brown-Forman CEO & NEO Pay Mix vs. Compensation Comparator Group

Brown-Forman CEO Mix
| 17% | 21% Short-Term | 62% Long-Term |
Base Salary — 83% At Risk

Comparator CEO Mix
| 17% | 19% Short-Term | 64% Long-Term |
Base Salary — 83% At Risk

Brown-Forman NEO Mix
| 30% | 22% Short-Term | 48% Long-Term |
Base Salary — 70% At Risk

Pro-Forma NEO Mix[1]
| 30% | 22% Short-Term | 48% Long-Term |
Base Salary — 70% At Risk

Comparator NEO Mix
| 25% | 21% Short-Term | 54% Long-Term |
Base Salary — 75% At Risk

(1) This represents a recommended target pay mix by FWC.

Compensation Comparator Group

During fiscal 2016, the Committee reviewed the compensation comparator group to ensure continued alignment with the characteristics of Brown-Forman. As a result of this review, Lorillard, Inc. was removed as they were recently acquired, and Energizer Holdings Inc. was removed due to their recent spin-off transaction.

Campari S.p.A.	Harley Davidson Inc.	McCormick & Co., Inc.	Remy Cointreau SA
Church & Dwight Co., Inc.	Hershey Co.	Mead Johnson Nutrition Co.	The Hain Celestial Group, Inc.
Constellation Brands, Inc.	J.M. Smucker Co.	Molson Coors Brewing Co.	The WhiteWave Foods Company
Diageo Plc.	Keurig Green Mountain Inc.	Monster Beverage Corp.	
Dr. Pepper Snapple Group, Inc.	lululemon athletica inc.	Pernod Ricard SA	



Target Total Direct Compensation for Fiscal 2016

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2016 versus fiscal 2015, and the percentage increase of each component.

Fiscal 2016 versus Fiscal 2015 NEO Target Total Direct Compensation

Name	Year	■ Salary and Holiday Bonus[1]	■ Short-Term Target Incentive	■ Long-Term Target Incentive	Target Total Direct Comp	Percent Increase	Pay Mix
Paul C. Varga	2016	1,133,370	1,400,000	4,200,000	6,733,370	3%	
	2015	1,133,370	1,400,000	4,000,000	6,533,370		
Jane C. Morreau	2016	572,935	400,000	850,000	1,822,935	4%	
	2015	552,101	400,000	800,000	1,752,101		
Mark I. McCallum	2016	645,854	440,000	850,000	1,935,854	3%	
	2015	625,020	435,000	821,095	1,881,115		
Jill A. Jones	2016	598,978	430,000	800,000	1,828,978	13%	
	2015	533,350	398,533	683,409	1,615,292		
Matthew E. Hamel	2016	495,024	275,000	575,000	1,345,024	8%	
	2015	484,711	240,000	520,000	1,244,711		

(1) Salary and holiday bonus are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is prorated.

Awards and Payouts in Fiscal 2016: Fixed and Short-Term Compensation

Fixed Compensation

Base salary. Salaries are typically adjusted each July following completion of our annual performance review process, though an NEO's salary may be adjusted during the fiscal year if he or she experiences a change in role or responsibility.

Holiday bonus. One of our longstanding traditions is to offer a majority of our employees, including our NEOs, a lump-sum cash bonus during the holiday season. The intent of this bonus is to promote continued service within the Company and likewise recognize our employees. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on the employee's length of service with the Company.

The table below shows the total amount of fixed compensation that each of our NEOs received in fiscal 2016.

Fixed Compensation for 2016[1]

Name	Amount
Paul C. Varga	$1,133,370
Jane C. Morreau	569,602
Mark I. McCallum	642,521
Jill A. Jones	594,811
Matthew E. Hamel	493,357

(1) Reflects fiscal year fixed compensation from May 1, 2015, to April 30, 2016, which includes base salary and holiday bonus.



Short-Term Incentive Compensation

Our NEOs participate in an annual performance-based cash compensation program in which payouts depend on the achievement of certain performance goals during the fiscal year.

For fiscal 2016, 80% of the target award was tied to Company performance and 20% was tied to individual performance. We believe that basing the majority of short-term incentive awards for NEOs on Company performance appropriately reflects the collective accountability of our most senior executives for the performance of the enterprise. We also believe that basing a lesser, but meaningful, portion of the short-term incentive on individual performance provides flexibility to differentiate awards among NEOs based on their individual achievements during the fiscal year.

Both the corporate and individual portions of our short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the two components are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentives may vary between 0% and 200% of target, which is a range we believe is sufficient to recognize varying levels of performance while not encouraging excessive risk-taking.

Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Fiscal 2016 found on page 40 for the amounts paid to NEOs in short-term incentive compensation for fiscal 2016.

COMPANY PERFORMANCE (80% OF TARGET AWARD)

Company performance goals for fiscal 2016 were based on the Company's underlying operating income growth as compared to the expected performance of our industry peers. We aspire to outperform these peers consistently and sustainably and considered our historical underlying operating income growth trends and outlook for fiscal 2016 performance when setting these objectives.

The Committee determined that, for purposes of the short-term incentive compensation plan, the Company achieved underlying operating income of $1,090 million for fiscal 2016. (On an as-reported basis, fiscal 2016 operating income was $1,533 million.) Underlying operating income was calculated by adjusting for the following effects:

- foreign currency changes;
- estimated net changes in distributor inventories for our brands;
- the sale of the Southern Comfort and Tuaca brands;
- transaction-related costs incurred in fiscal 2016 associated with the purchase of The BenRiach Distillery Company Limited.

The effect of the sale of the Southern Comfort and Tuaca brands included the gain on sale, transaction-related costs, and operating activity for the period that is not comparable.

We explain why the Company uses underlying operating income in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2016.

The fiscal 2016 short-term performance goal, our actual performance, and the resulting payout percentage of 144% of target is shown in the chart below:

Fiscal 2016 Short-Term Incentive Compensation Performance Goal (in $MM)





Underlying Operating Income
$1,008
$1,058
$1,129
Underlying Operating Income Growth Over Prior Year
0%
5%
12%
Threshold
0% Payout
Target
100% Payout
Maximum
200% Payout
Actual Result: $1,090
144% Payout

INDIVIDUAL PERFORMANCE (20% OF TARGET AWARD)

Individual performance objectives for the NEOs consist of qualitative and quantitative goals that support the achievement of our strategic priorities. For fiscal 2016, final individual scores were adjusted to ensure a weighted average reflecting overall Company performance, as we believe the performance of our Company is a reflection of the performance of our people. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation:

Performance	Payout as a Percentage of Target
Superior	176%–200%
Above Target	126%–175%
On Target	76%–125%
Below Target	Up to 75%
Immediate Improvement Required	No incentive paid

Individual performance objectives for our NEOs emphasize individual job responsibilities, diversity leadership, talent development, development of profit-driving ideas, implementation of B-F 150 strategies, and overall contributions to Brown-Forman as a senior leader.

Awards and Payouts in Fiscal 2016: Long-Term Compensation

Long-term incentives are the most important and largest portion of our NEOs' target compensation. They are intended to focus the efforts of our executives on our long-range strategic goals, including sustainable growth and performance of our brands and superior returns to our stockholders. They also serve as a strong retention incentive and enhance the alignment of our executives' interests with those of our stockholders by building equity ownership.

In order to encourage balanced performance to create sustainable value for stockholders, we structure our long-term incentives as follows:

» 25% of target: in the form of a performance-based cash incentive;
» 25% of target: in the form of performance-based restricted stock;
» 25% of target: in the form of stock-settled stock appreciation rights; and
» 25% of target: in the form of any combination of the above, based on the NEO's preference, subject to Compensation Committee discretion.

Our aim with this approach is to align our NEOs' financial incentives to the Company's long-term performance objectives, while also delivering compensation that has the highest perceived value for each individual NEO.

The Compensation Committee initially determines the target dollar value of the total long-term incentive award for each NEO. With respect to the flexible 25% portion of the award, the Committee has discretion to allocate this portion in any manner it chooses. Traditionally, however, it has followed the individual preferences expressed by our NEOs.



Long-Term Performance-Based Cash Incentive (For the Fiscal 2016–2018 Performance Period)

We provide our NEOs with an opportunity to earn a cash-based incentive award that is linked to the Company's achievement of long-term performance goals. The graphic below shows how we tie this incentive to those goals, utilizing the same performance metrics since fiscal 2013. In setting long-term goals for fiscal 2016, the Committee changed the weightings of the performance metrics to focus more on strategic initiatives and measures relating to underlying net sales.[1]

Long-Term Cash Incentives Formula[2]

To calculate the final payout, we:

1. Assess performance under the three metrics below and calculate a payout percentage for each.
2. Weight these payout percentages using the weightings shown below.
3. Add the three weighted percentages to arrive at the final payout percentage.
4. Multiply each NEO's target award by the final payout percentage.

30% weighting

Sustained Financial Performance

METRIC: **Underlying operating income growth over the three-year performance period**

3%	8%	13%
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

+

30% weighting

Relative Financial Performance

METRIC: **Underlying operating income growth vs. weighted average underlying operating income growth of comparable companies within the distilled spirits industry over the three-year performance period**

No Growth	Weighted Average Growth	2x Weighted Average Growth
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

If the weighted average growth for the industry is negative in a particular year, the Committee will exercise judgment in determining the payout level.

+

40% weighting

BF 150 Scorecard Progress

METRIC: **Performance vs. BF 150 Scorecard**

Company performance is measured based on quantitative measures relating to underlying net sales and qualitative strategic initiatives as determined by the Committee over the three-year performance period.

=

Payout

Range of 0–200% of Target

---

(1) Underlying net sales is a non-GAAP measure and is detailed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2016. Before a long-term cash incentive may be earned, the Company must achieve a minimum underlying operating income objective during the three-year performance period.

(2) Weightings for our long-term cash incentives were adjusted for fiscal 2016 grants. Please see page 26 for more information about the previous weightings.



AWARDS GRANTED IN FISCAL 2016 (FOR THE FISCAL 2016–2018 PERFORMANCE PERIOD)

Long-term cash incentives granted in fiscal 2016 have a three-year performance period and will be paid shortly following the completion of fiscal 2018. The table below shows the target awards granted to each NEO in fiscal 2016.

Target Long-Term Cash Awards for Fiscal 2016–2018 Performance Period

Name	Amount
Paul C. Varga	$1,680,000
Jane C. Morreau	297,500
Mark I. McCallum	425,000
Jill A. Jones	280,000
Matthew E. Hamel	143,750

AWARDS EARNED IN FISCAL 2016 (FOR THE FISCAL 2014–2016 PERFORMANCE PERIOD)

Our long-term cash awards for the three-year performance period beginning in fiscal 2014 were paid out shortly after fiscal 2016 ended. Based on our performance, the payout was 160% of the target award, calculated as shown in the graphic below:

Actual Performance and Payout for Fiscal 2014–2016 Performance Period

Sustained Financial Performance

Fiscal Year	Actual Performance	Payout Percentage
2014	11%	157%
2015	9%	128%
2016	8%	102%
3-Year Average	**129%**	

129% ⊗ 40% weighting

Relative Financial Performance

Fiscal Year	Actual BF Performance	Industry Performance	Payout Percentage
2014	11%	3%	200%
2015	9%	1%	200%
2016	8%	3%	200%
		3-Year Average	**200%**

200% ⊗ 40% weighting

BF 150 Scorecard Progress

3-Year Average	**144%**

144% ⊗ 20% weighting

160% = Payout for F14–F16



The table below shows the long-term cash award that each NEO earned in fiscal 2016 based on the 160% payout for the fiscal 2014–2016 performance period.

Long-Term Cash Awards Paid for Fiscal 2014–2016 Performance Period

Name	Amount
Paul C. Varga	$2,664,000
Jane C. Morreau	410,512
Mark I. McCallum	379,200
Jill A. Jones	464,000
Matthew E. Hamel	200,000

Performance-Based Restricted Stock

We award our NEOs and certain other executives shares of Class A common stock through our performance-based restricted stock awards. Unless otherwise determined by the Committee, performance-based restricted stock awards are granted on the date of the Company's Annual Meeting of Stockholders, which is typically held in late July.

AWARDS GRANTED IN FISCAL 2016 (FOR THE FISCAL 2016–2018 PERFORMANCE PERIOD)

Performance-based restricted stock awards granted in fiscal 2016 have a three-year performance period. These awards are initially expressed as a dollar value. Following the performance period, this target dollar value is converted to shares that are subject to an additional one-year vesting period, subject to certain events that may cause the award to vest earlier.

Target Performance-Based Restricted Stock Awards for Fiscal 2016–2018 Performance Period

Name	Amount
Paul C. Varga	$1,050,000
Jane C. Morreau	297,500
Mark I. McCallum	212,500
Jill A. Jones	280,000
Matthew E. Hamel	143,750

Performance will be measured by comparing the three-year cumulative total shareholder return of Brown-Forman's Class B common stock with the three-year cumulative total shareholder return of the companies in the S&P Consumer Staples Index. The payout scale is shown below. In addition to the TSR performance measurement, the Company must achieve an underlying operating income objective during the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

Performance-Based Restricted Stock Awards:
Payout Scale and Potential Payouts for Fiscal 2016–2018 Performance Period

	30th Percentile	55th Percentile	80th Percentile
Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index	**Threshold** 50% Payout	**Target** 100% Payout	**Maximum** 150% Payout

Payouts for performance between threshold and target, and between target and maximum, will be interpolated using a straight-line method. In calculating total shareholder return, we look at the average closing stock prices over the sixty trading days preceding the performance period and the final sixty trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P Consumer Staples Index at the end of the performance period.



PERFORMANCE-BASED RESTRICTED STOCK AWARDS EARNED IN FISCAL 2016 (FOR THE FISCAL 2014–2016 PERFORMANCE PERIOD)

Performance-based restricted stock awards for the fiscal 2014–2016 performance period were subject to a three-year performance period followed by a one-year vesting period. Performance was measured by comparing the three-year cumulative total shareholder return of Brown-Forman's Class B common stock with the three-year cumulative total shareholder return of the companies that constituted the S&P Consumer Staples Index when the performance period ended. Vesting of the performance-adjusted stock award earned in fiscal 2016 will occur after the one-year vesting period, i.e., April 30, 2017, subject to certain events that may cause the award to vest earlier.

The following companies constituted the comparative S&P Consumer Staples Index:

Atria Group Inc.
Archer Daniels Midland Co.
Brown-Forman Corp. (Cl B)
Campbell Soup Co.
Church & Dwight Co,. Inc.
Clorox Co.
Coca-Cola Enterprises Inc.
Colgate-Palmolive Co.
ConAgra Foods Inc.
Constellation Brands Inc. (Cl A)
Costco Wholesale Corp.
CVS Health Corp.
Dr. Pepper Snapple Group Inc.
Estee Lauder Cos., Inc. (Cl A)
General Mills Inc.
Hershey Co.
Hormel Foods Corp.
J.M. Smucker Co.
Kellogg Co.
Kimberly-Clark Corp.
Kroger Co.
McCormick & Co. Inc.
Mead Johnson Nutrition Co.
Molson Coors Brewing Co. (Cl B)
Mondelez International Inc. (Cl A)
Monster Beverage Corp.
PepsiCo Inc.
Philip Morris International Inc.
Procter & Gamble Co.
Reynolds American Inc.
Sysco Corp.
The Coca-Cola Co.
Tyson Foods Inc. (Cl A)
Wal-Mart Stores Inc.
Walgreens Boots Alliance Inc.
Whole Foods Market Inc.

The Committee chose a range of payouts (50% to 150% of target) to support our goals of pay for performance and increased NEO equity ownership, while at the same time discouraging unnecessary risk-taking. Based on performance over the three-year period ending in fiscal 2016, the awards paid out at 87.1% of target.

This performance level was used to determine the number of restricted shares issuable to our NEOs, as shown below.

Performance-Based Restricted Stock Awards: Performance for Fiscal 2014–2016 Performance Period



Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index
30th Percentile
55th Percentile
80th Percentile
Threshold
50% Payout
Target
100% Payout
Maximum
150% Payout
Actual Result: 49th Percentile
87.1% Payout

Payouts for performance between threshold and target, and between target and maximum, are interpolated using a straight-line method. In calculating total shareholder return, we look at average closing stock prices over the sixty trading days preceding the performance period and the final sixty trading days of the performance period.

The resulting value was adjusted upward to account for dividends paid during the second and third years of the performance period. The number of restricted shares issued was then calculated using the closing price of Class A common stock on the date of grant (at the beginning of the three-year performance period). The Committee chose this calculation method to ensure that our NEOs remain exposed to changes in stock price and dividends issued during the performance period, consistent with the goals of our long-term incentive plan. These restricted shares were issued on June 1, 2016, and are subject to a one-year vesting period that ends on April 30, 2017. For more information on the performance-based restricted stock awards granted during fiscal 2016, please see the Grants of Plan-Based Awards Table and the Outstanding Equity Awards at 2016 Fiscal Year-End Table, set forth on pages 42 and 43, respectively.



The table below shows the number of shares of performance-based restricted stock that were issued on June 1, 2016, for the fiscal 2014–2016 performance period.

Shares Issued for Fiscal 2014–2016 Performance Period

Name	Number of Class A Shares
Paul C. Varga	13,388
Jane C. Morreau	2,322
Mark I. McCallum	3,812
Jill A. Jones	1,750
Matthew E. Hamel	1,509

Stock Appreciation Rights

We award stock-settled stock appreciation rights (SSARs) that allow our NEOs to receive the value of the appreciation of our Class B common stock between the grant date and the exercise date. Unless the Committee determines otherwise, SSARs are granted annually on the date of the Annual Meeting of Stockholders, which is typically held in late July. The number of Class B common SSARs awarded to our NEOs for fiscal 2016 was determined by dividing the dollar value of each SSAR award by the value of one SSAR (determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date and are generally exercisable for seven fiscal years thereafter. The SSARs granted in July 2015 (for fiscal 2016) therefore become exercisable on May 1, 2018, and expire on April 30, 2025.

SSAR Grants in Fiscal 2016 (in Class B shares)

Name	SSARs Granted
Paul C. Varga	77,125
Jane C. Morreau	13,379
Mark I. McCallum	11,150
Jill A. Jones	12,592
Matthew E. Hamel	15,084

Other Compensation Elements

Post-Termination Compensation and Benefits

We do not have employment agreements with any of our NEOs, nor do we maintain a formal severance plan that provides for post-termination compensation or benefits.

Employee Benefits and Perquisites

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including Company-paid group term life insurance (equal to two times target cash compensation), travel accident insurance, Company matching contributions to a 401(k) savings plan, medical and dental plans, and a pension that grows with each additional year of service and pay. NEOs and certain other executives receive additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to the Company. In addition, we occasionally invite the NEOs and their spouses to certain events, including retirement celebrations, award dinners, and similar events. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other, furthering our objectives of retention and having a strong and cohesive management team. For more detail on these employee benefits, please see the "All Other Compensation" column of the Summary Compensation Table for Fiscal 2016 found on page 40.



Brown-Forman Corporation Non-qualified Savings Plan

We provide our NEOs and other senior executives the opportunity to defer income on a pre-tax basis to help them plan for future financial needs. The Brown-Forman Corporation Non-qualified Savings Plan (Savings Plan) greatly enhances the perceived value of compensation for participants at very little cost to the Company. The Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. Participants in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan.

In the event a participant's deferrals into the Savings Plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which Company matching in the 401(k) is calculated, the Company will contribute to the Savings Plan to make up for any lost match under the Company's 401(k) plan. All deferrals to the Savings Plan, and the Company's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the Savings Plan will be general unsecured obligations of the Company, though the Company has chosen to set aside assets in a trust for the purpose of paying plan benefits. The Company is not entitled to an income tax deduction on the benefits owed under the Savings Plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the Savings Plan are payable at either a participant-selected date at least two years after a contribution is made or after a participant's termination of employment. Amounts payable after termination are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to 10 years) and the time of payment (up to ten years after retirement) will be chosen by the participant. The Non-qualified Deferred Compensation Table for Fiscal 2016 on page 47 contains information about NEO activity in the Savings Plan during fiscal 2016, including employee contributions, gains and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

Compensation Policies and Practices

Incentive Compensation Recoupment Policy

The Compensation Committee oversees our Incentive Compensation Recoupment Policy. If the Company restates its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results were first publicly issued or filed, or if the Company discovers an error in the calculation of any incentive compensation that was awarded or paid within the three years prior to the date of the discovery, then the Company will, at the direction of the Committee, seek to recover all or part of the incentive compensation awarded or paid to executive officers that would not have been awarded or paid based upon the restated financial results or correct incentive calculation. If the Committee determines that any executive officer engaged in fraud or intentional misconduct in connection with either a restatement of results or an error in incentive calculation, the Committee can direct the Company to seek to recover incentive compensation awarded or paid to an executive officer that would not have been awarded or paid to such executive officer based upon the restated financial results or correct calculation for a period of six years after the date of the first public issuance or filing of such financial results or six years prior to the date of discovery of fraud or misconduct.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation the Company may deduct for tax purposes when paid to an NEO (other than the Chief Financial Officer) unless the compensation is "performance-based" and paid under a formal compensation plan that meets the Internal Revenue Code's requirements. To maintain flexibility, we have no policy requiring that all NEO compensation be fully deductible, but the Committee takes this factor into account when making compensation decisions.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee and its independent advisor, FWC, and by the Company's internal auditors. The assessment is based on a framework provided by FWC and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk taking. Management and the Committee concluded, based upon the results of the assessment for fiscal 2016, that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.



Equity Award Grants

Under our equity award grant policy, the grant date of any award must be the date of the applicable Committee or Board meeting at which it was approved, and the grant price must be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material non-public information (or vice-versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2013 Omnibus Compensation Plan specifically prohibits these practices.

Source of Plan Shares

We try to limit the source of shares delivered to participants under our equity compensation plans to those purchased by the Company from time to time on the open market (in connection with a publicly announced share repurchase program), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize this effect. We may use newly-issued shares to cover exercises or redemptions of awards under the Plan and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. These practices minimize long-term dilution to our stockholders.

Margin Sales, Derivative Transactions Prohibited

The Company's Code of Conduct prohibits employees and directors from selling Brown-Forman securities that they do not own (a "short sale"), purchasing shares on margin, or holding shares in a margin account. Employees and directors also are prohibited from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities.

Our Policy on Stock Ownership Guidelines

We do not have stock ownership guidelines for our employees, as we do not feel that encouraging our employees to accumulate large quantities of Company stock is a top priority due to our family-controlled status. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to ensure that such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 53.

CONCLUSION

We believe that our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our goal of being the best brand builder in the spirits industry and enable us to deliver sustainable and superior value to our stockholders over time.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with Company management the above Compensation Discussion and Analysis, and based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Patrick Bousquet-Chavanne, Chairman
John D. Cook
Michael J. Roney



COMPENSATION TABLES

Summary Compensation

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

Fiscal 2016 Summary Compensation Table

Name and Principal Position	Year	Salary[2]	Bonus[3]	Stock Awards[4]	SSAR/ Option Awards[5]	Non-Equity Incentive Plan Compensation[6]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
Paul C. Varga Company Chairman and Chief Executive Officer	2016	$1,133,370	$ —	$1,271,130	$1,470,003	$4,680,000	$1,024,961	$35,375	**$9,614,839**
	2015	1,128,370	—	1,458,380	1,200,017	4,172,350	3,028,728	29,232	**11,017,077**
	2014	1,112,500	—	6,098,247	925,007	3,649,500	439,768	34,128	**12,259,150**
Jane C. Morreau Executive Vice President and Chief Financial Officer	2016	569,602	—	360,154	255,004	1,002,512	810,430	31,434	**3,029,136**
	2015	544,601	—	283,342	264,003	1,007,128	847,345	28,809	**2,975,228**
	2014	456,458	—	190,460	137,507	806,716	416,455	31,042	**2,038,638**
Mark I. McCallum Executive Vice President, President Jack Daniel's Brands	2016	642,521	—	257,253	212,519	1,008,400	484,855	33,233	**2,638,781**
	2015	621,270	—	280,165	268,958	1,004,920	698,440	32,211	**2,905,964**
	2014	605,625	—	312,650	237,010	1,099,180	344,679	30,891	**2,630,035**
Jill A. Jones Executive Vice President, President, NAR, CCSA, IMEA & GTR	2016	594,811	—	338,968	240,004	1,078,900	485,063	33,885	**2,771,631**
	2015	529,600	—	244,279	201,016	1,065,215	536,006	28,992	**2,605,108**
	2014	496,458	—	143,463	145,002	853,920	249,032	25,518	**1,913,393**
Matthew E. Hamel Executive Vice President, General Counsel & Secretary[1]	2016	493,357	—	174,024	287,501	596,000	194,110	33,123	**1,778,115**

(1) Compensation for Mr. Hamel is listed only for 2016 because he was not an NEO in 2014 and 2015.

(2) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2015. Salary increases for fiscal 2015 took effect July 1, 2015. The holiday bonus, which is provided to all salaried employees, is based on the employee's length of service with the Company, as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(3) NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(4) Includes the aggregate grant date fair value of performance-based restricted stock granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. The grant date fair value of awards subject to performance conditions was calculated based on the probable outcome of the performance condition as of the grant date for the award, which for all years is based on the target number of shares.

(5) Includes the aggregate grant date fair values of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's audited financial statements for the fiscal year ended April 30, 2016, which are included in our Annual Report on Form 10-K for fiscal 2016.



(6) Amounts listed for fiscal 2016 include short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2016, and long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2016, as approved by the Compensation Committee in May 2016 and paid to the NEOs on June 15, 2016. These amounts are shown below.

	Short-Term Cash	Long-Term Cash	Total
Paul C. Varga	$2,016,000	$2,664,000	$4,680,000
Jane C. Morreau	592,000	410,512	1,002,512
Mark I. McCallum	629,200	379,200	1,008,400
Jill A. Jones	614,900	464,000	1,078,900
Matthew E. Hamel	396,000	200,000	596,000

(7) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Pension Benefits Table on page 45 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

	Qualified	Non-Qualified	Total
Paul C. Varga	$92,499	$932,462	$1,024,961
Jane C. Morreau	101,463	708,967	810,430
Mark I. McCallum	79,870	404,985	484,855
Jill A. Jones	64,060	421,003	485,063
Matthew E. Hamel	56,723	137,387	194,110

(8) The following table sets forth each component of the "All Other Compensation" column.

Name	401(k) Matching Contribution[a]	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car[b]	Other[c]	Total
Paul C. Varga	$13,250	$3,152	$14,973	$4,000	$35,375
Jane C. Morreau	13,384	3,046	11,004	4,000	31,434
Mark I. McCallum	13,583	3,152	12,498	4,000	33,233
Jill A. Jones	14,708	3,082	13,385	2,710	33,885
Matthew E. Hamel	13,417	2,392	13,314	4,000	33,123

(a) For the period May 1, 2015, through April 30, 2016.
(b) Values based on the cost to the Company during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.
(c) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.



Grants of Plan-Based Awards

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2016 under our 2013 Omnibus Compensation Plan. For additional information on the fiscal 2016 awards granted thereunder, please see our Compensation Discussion and Analysis, which begins on page 25.

Fiscal 2016 Grants of Plan-Based Awards Table

Name	Grant Date	Award Type[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Paul C. Varga		STC	$0	$1,400,000	$2,800,000						
		LTC	0	1,680,000	3,360,000						
	7/23/2015	PBRS				4,842	9,684	14,525			$1,271,130
	7/23/2015	SSAR							77,125	$102.25	1,470,003
Jane C. Morreau		STC	0	400,000	800,000						
		LTC	0	297,500	595,000						
	7/23/2015	PBRS				1,373	2,744	4,116			360,154
	7/23/2015	SSAR							13,379	$102.25	255,004
Mark I. McCallum		STC	0	440,000	880,000						
		LTC	0	425,000	850,000						
	7/23/2015	PBRS				981	1,961	2,940			257,253
	7/23/2015	SSAR							11,150	$102.25	212,519
Jill A. Jones		STC	0	430,000	860,000						
		LTC	0	280,000	560,000						
	7/23/2015	PBRS				1,292	2,583	3,874			338,968
	7/23/2015	SSAR							12,592	$102.25	240,004
Matthew E. Hamel		STC	0	275,000	550,000						
		LTC	0	143,750	287,500						
	7/23/2015	PBRS				664	1,327	1,990			174,024
	7/23/2015	SSAR							15,084	$102.25	287,501

(1) STC-short-term (or annual) incentive compensation payable in cash; LTC-long-term incentive compensation payable in cash after the three-year performance period; PBRS-Class A common performance-based restricted stock; SSAR-Class B common stock-settled stock appreciation rights.

(2) Amounts represent potential value of the short-term incentive compensation opportunity for the fiscal 2016 performance period plus the cash component of the long-term incentive compensation opportunity for the fiscal 2016 through fiscal 2018 performance period. No amounts are payable if threshold underlying operating income performance levels are not achieved. STC and LTC are capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 40 for amounts actually paid, which includes the short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2016, and the long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2016. The maximum awards providing for cash settlement that may be granted to any NEO in fiscal 2016 are capped at $6,000,000.

(3) Amounts represent the estimated payouts of the PBRS stock awards granted in fiscal 2016. PBRS awards are initially determined as a cash value, and then are subject to a three-year performance period followed by a one-year vesting period. The final number of shares earned will be determined by multiplying the cash value of the target award by the three-year performance percentage, adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $111.30, which was the closing price of our Class A common stock on the date of grant, July 23, 2015. PBRS awards granted in fiscal 2016 will vest on April 30, 2019. The estimated possible payouts assume the Company continues to issue dividends at the current rate during the performance period.

(4) The number of SSARs awarded for fiscal 2016 was determined by dividing the cash value of each SSAR award by the Black-Scholes value ($19.06) of our Class B common stock as of the close of trading on the date of grant, July 23, 2015. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant and are generally exercisable for seven fiscal years thereafter (barring certain events that may require the award to become exercisable earlier). SSARs granted July 23, 2015, become exercisable on May 1, 2018, and expire April 30, 2025.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date.

(6) Calculated in accordance with FASB ASC Topic 718. Awards subject to performance conditions are calculated based on the probable outcome of the performance condition as of the grant date for the award. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2016, which are included in our Annual Report on Form 10-K for fiscal 2016.



Outstanding Equity Awards

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2016. The year-end values shown in the table are based on the April 30, 2016, closing prices for our Class A common stock ($103.71) and our Class B common stock (96.32).

Outstanding Equity Awards at 2016 Fiscal Year-End Table

Name	Grant Date	SSAR Awards[1] Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Paul C. Varga	7/28/2011	95,761		$46.40	4/30/2021				
	7/26/2012	92,514		58.70	4/30/2022				
	7/25/2013		62,332	72.42	4/30/2023				
	7/24/2014		61,023	91.97	4/30/2024				
	7/23/2015		77,125	102.25	4/30/2025				
	7/25/2013					13,388	$1,388,469		
	7/25/2013							70,011	$7,260,841
	7/24/2014							23,856	2,474,106
	7/23/2015							14,525	1,506,388
Jane C. Morreau	7/24/2008	7,131		$35.51	4/30/2018				
	7/23/2009	11,463		27.05	4/30/2019				
	7/22/2010	12,590		38.43	4/30/2020				
	7/28/2011	14,365		46.40	4/30/2021				
	7/26/2012	11,098		58.70	4/30/2022				
	7/25/2013		9,266	72.42	4/30/2023				
	7/24/2014		13,425	91.97	4/30/2024				
	7/23/2015		13,379	102.25	4/30/2025				
	7/25/2013					2,322	$240,815		
	7/24/2014							4,635	$480,696
	7/23/2015							4,116	$426,870
Mark I. McCallum	7/23/2009	23,437		$27.05	4/30/2019				
	7/22/2010	20,455		38.43	4/30/2020				
	7/28/2011	23,144		46.40	4/30/2021				
	7/26/2012	24,859		58.70	4/30/2022				
	7/25/2013		15,971	72.42	4/30/2023				
	7/24/2014		13,677	91.97	4/30/2024				
	7/23/2015		11,150	102.25	4/30/2025				
	7/25/2013					3,812	$395,343		
	7/24/2014							4,584	$475,407
	7/23/2015							2,940	304,907



Outstanding Equity Awards at 2016 Fiscal Year-End Table (continued)

| Name | Grant Date | SSAR Awards[1] | | | | Stock Awards[2] | | | |
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Jill A. Jones	7/22/2010	15,106		$38.43	4/30/2020				
	7/28/2011	16,759		46.40	4/30/2021				
	7/26/2012	11,098		58.70	4/30/2022				
	7/25/2013		9,771	72.42	4/30/2023				
	7/24/2014		10,222	91.97	4/30/2024				
	7/23/2015		12,592	102.25	4/30/2025				
	7/25/2013					1,750	$181,493		
	7/24/2014							3,997	$414,529
	7/23/2015							3,874	401,773
Matthew E. Hamel	11/15/2007	15,159		$33.65	4/30/2017				
	7/24/2008	14,647		35.51	4/30/2018				
	7/23/2009	29,998		27.05	4/30/2019				
	7/22/2010	25,177		38.43	4/30/2020				
	7/28/2011	23,942		46.40	4/30/2021				
	7/26/2012	22,195		58.70	4/30/2022				
	7/25/2013		16,847	72.42	4/30/2023				
	7/24/2014		13,222	91.97	4/30/2024				
	7/23/2015		15,084	102.25	4/30/2025				
	7/25/2013					1,509	$156,498		
	7/24/2014							2,216	$229,821
	7/23/2015							1,990	206,383

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant and are generally exercisable until the last day of the 10th fiscal year following the date of grant (barring certain events that may require the award to become exercisable earlier).

(2) Represents Class A common performance-based restricted stock awards. After a three-year performance period, followed by a one-year vesting period, the performance-based restricted stock awards granted on July 25, 2013, July 24, 2014, and July 23, 2015, will vest on April 30, 2017, April 30, 2018, and April 30, 2019, respectively.

(3) Reflects the number of shares of restricted Class A common stock that were issued on June 1, 2016, upon satisfaction of the performance measures in connection with the performance-based restricted stock awards granted on July 25, 2013. The number of shares issued was determined by multiplying the cash value of the target award by a three-year performance percentage (87.1%), adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $74.06, which was the closing price of our Class A common stock on the date of the grant. The restrictions on these shares will lapse on April 30, 2017.

(4) The market value for the shares of restricted Class A common stock was determined by multiplying the number of shares of restricted Class A common stock by $103.71, the closing price of our Class A common stock on April 30, 2016.

(5) Amounts shown represent the estimated maximum possible payout of performance-based restricted stock awards (PBRS) based on a performance multiplier of 150% of target for the grants issued in fiscal years 2015 and 2016. PBRS awards are initially determined as a cash value, then subject to a three-year performance period, followed by a one-year vesting period. The number of shares of PBRS to be awarded is determined by multiplying the cash value at target by a three-year performance adjustment factor, adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by the closing price of our Class A common stock on the date of grant.

(6) On July 25, 2013, Mr. Varga received a one-time performance-based special grant of 67,513 Class A shares of restricted stock. During the performance period, dividends are accrued and credited as additional restricted stock and are subject to the same performance measures as the initial grant. The market value was determined by multiplying the outstanding number of restricted shares, 70,011, by $103.71, the closing price of Class A shares on April 30, 2016.

(7) Market value for the PBRS awards was determined by multiplying the number of shares by $103.71, the closing price of our Class A common stock on April 30, 2016.



Option Exercises and Stock Vested

The following table shows all SSAR awards exercised by the NEOs during fiscal 2016 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2016 and the value realized upon vesting.

Fiscal 2016 Option Exercises and Stock Vested Table

	Option/SSAR Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Shares Acquired on Vesting[4]	Value Realized on Vesting[5]
Paul C. Varga	—	—	23,061	$2,391,656
Jane C. Morreau[6]	17,692	$1,106,369	2,846	295,159
Mark I. McCallum[7]	35,219	2,232,049	6,070	629,520
Jill A. Jones[8]	22,459	1,509,274	2,372	246,000
Matthew E. Hamel	—	—	2,372	246,000

(1) All SSAR awards are settled in Class B common stock.
(2) All stock awards are in the form of Class A common stock.
(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.
(4) The grant date for all awards of Class A common performance-based restricted stock shown in the table was July 26, 2012. The vesting date was April 30, 2016.
(5) Equals the closing price of the underlying securities on the vesting date, multiplied by the number of shares that vested. The closing price of our Class A common stock on the vesting date, April 30, 2016, was $103.71.
(6) Ms. Morreau exercised 17,692 SSAR awards on March 4, 2016.
(7) Mr. McCallum exercised 35,219 SSAR awards on March 7, 2016.
(8) Ms. Jones exercised 22,459 SSAR awards on March 11, 2016.

Pension Benefits

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2016. These plans are described below the table.

Fiscal 2016 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Paul C. Varga	Qualified	29.00	$978,886	—
	Non-Qualified	29.00	11,880,659	—
Jane C. Morreau	Qualified	24.58	1,028,348	—
	Non-Qualified	24.58	2,707,917	—
Mark I. McCallum	Qualified	12.75	618,428	—
	Non-Qualified	12.75	2,464,954	—
Jill A. Jones	Qualified	16.17	519,029	—
	Non-Qualified	16.17	1,542,684	—
Matthew E. Hamel	Qualified	8.50	333,743	—
	Non-Qualified	8.50	765,156	—

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2016, using a 4.02% discount rate, age 65 expected retirement age, and RP-2014 mortality table adjusted to 2006 with MP-2015 for employees and healthy annuitants with a fully generational projection using scale MP-2015.



Brown-Forman Corporation Salaried Employees Retirement Plan

Most U.S. salaried employees, and all of our NEOs, participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This plan is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on age at retirement, years of service, and the average of the five highest consecutive calendar years' compensation during the final ten years of employment. Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. Therefore, for employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified supplemental executive retirement plan ("SERP"). The SERP restores the benefits that are lost due to U.S. federal tax law limitations. The SERP also provides faster vesting for certain key employees who join us mid-career. All NEOs are vested in the SERP.

Pension Formula

The formula to calculate the combined total pension benefit under both plans includes the following factors:

» Final Average Compensation ("FAC") is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).
» Social Security Covered Compensation ("CC") is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant attains his or her Social Security Retirement age.
» Credited Service ("Service") is the number of years and whole months of service the participant is employed by the Company at a location or division that participates in the pension plan, up to a maximum of 30 years.

The table below shows the pension formula and gives a sample calculation:

Monthly Pension Formula for a Participant Retiring at the Regular Retirement Age of 65

Generalized Formula	Sample calculation: assume FAC of $400,000, CC of $80,000, and Service of 30 years		Amount
1.3% multiplied by FAC up to CC	$0.013 \times \$80,000$	=	$1,040
1.75% multiplied by FAC above CC	$0.0175 \times \$320,000$	=	5,600
			6,640
The sum of the above multiplied by years of service	$\times 30$	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment)	$\div 12$	=	$16,600

Early retirement is available at age 55 under both plans. However, those who retire before age 65 under the final average pay formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees can also reduce their pension payment to purchase optional forms of payment that protect their spouse or ensure a minimum payment period. Jane C. Morreau, Mark I. McCallum, and Matthew E. Hamel are our NEOs who are currently eligible for early retirement.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remainder becomes payable under the non-qualified pension plan.



Non-Qualified Deferred Compensation

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-qualified Savings Plan. Additional information on this plan may be found under "Brown-Forman Corporation Non-qualified Savings Plan" on page 38. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2016:

Fiscal 2016 Non-qualified Deferred Compensation Table

	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last FYE[4]
Paul C. Varga	$1,823,081	$ —	$(185,139)	$1,345,458	$6,804,711
Jane C. Morreau	280,427	—	19	—	709,952
Mark I. McCallum	369,858	—	(14,340)	—	1,188,472
Jill A. Jones	419,360	—	2,736	—	1,479,846
Matthew E. Hamel	—	—	—	—	—

(1) Contributions shown in this column are also included in each NEO's compensation reported in the Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The Savings Plan does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Summary Compensation Table because the Savings Plan does not provide for above-market or preferential earnings.

(3) Mr. Varga made a withdrawal from our non-qualified savings plan, as allowed under its terms and conditions.

(4) Includes amounts previously reported as compensation to the NEOs in the Summary Compensation Table for fiscal years 2011 through 2015 (except for Ms. Morreau, who was not an NEO until fiscal 2013, and Ms. Jones, who was not an NEO until fiscal 2014): Mr. Varga: $5,666,166; Ms. Morreau: $395,074; Mr. McCallum: $717,811; and Ms. Jones: $507,571.



Potential Payments Upon Termination or Change-in-Control

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of any of the NEOs in scope or terms of operation. It is our practice to offer certain benefits to executives whose employment terminates prior to the payment of incentive awards, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link executive compensation to the performance of the Company after their employment has ended and to prevent them from being penalized in situations where the termination of employment was outside of their control.

Treatment of Annual and Long-Term Incentive Awards Upon Termination of Employment

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are prorated based on the time worked during the fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year, adjusted for performance, and paid at the end of or shortly following the performance period. Unpaid awards granted in prior fiscal years are not reduced, but are adjusted for performance and paid at the end of or shortly following the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Awards granted in prior fiscal years are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise the award by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause	Awards granted in the fiscal year of termination are prorated based on the time worked during the fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year, adjusted for performance, and paid at the end of or shortly following the performance period. Unpaid awards granted in prior fiscal years are not reduced, but are adjusted for performance and paid at the end of or shortly following the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Awards granted in prior fiscal years are not reduced. All awards become exercisable at the same time as for active employees. Awards must be exercised by the later of twelve months following the date of termination or twelve months following the first exercise date, but in no case beyond the original expiration date.
Death/Permanent Disability	Awards granted in the fiscal year of termination are prorated based on the time worked during the year and are paid upon termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year and become payable shortly after termination at a target level of performance. Unpaid awards granted in prior fiscal years are not reduced and become payable shortly after termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Unpaid awards granted in fiscal years prior to death or permanent disability are not reduced. All awards become exercisable upon date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	Awards that are nonvested at the time of termination are forfeited. Awards that are exercisable at the time of termination may be exercised for up to 30 days, but in no case beyond the original expiration date.
Involuntary for Cause	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave the Company at or after age 55 with at least 5 years of service or at or after age 65 with any service.

Change-in-Control and Termination Upon Change-in-Control.

In the event of a change in control, as defined in the Brown-Forman 2013 Omnibus Plan or the Brown-Forman 2004 Omnibus Plan, as applicable (the "Plan"), short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event of an executive's termination by the Company without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out pro-rata based on target performance through the effective date of termination. In the event of a change in control that modifies the capital structure of the Company (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the Plan.



The following table illustrates the value of compensation available to our NEOs had their employment terminated on April 30, 2016, the last day of our 2016 fiscal year, under various scenarios. The compensation included is only that which would have been payable as a direct result of the specified triggering event. This table excludes the value of pension benefits that are disclosed in the Fiscal 2016 Pension Benefits Table on page 45 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2016 Non-qualified Deferred Compensation Table on page 47.

Fiscal 2016 Potential Payments upon Termination or Change-in-Control Table

Name	Death Benefit[1]	Holiday Bonus[2]	STC[3]	LTC[4]	SSARs[5]	PBRS[4]	SRS[7]	Total
Paul C. Varga								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$18,904	$2,016,000	$5,744,000	$1,755,185	$5,368,963	—	$14,903,052
Retirement	—	18,904	2,016,000	5,744,000	1,755,185	5,368,963	—	14,903,052
Death	$2,000,000	18,904	1,400,000	4,745,000	1,755,185	4,042,201	$4,356,504	18,317,794
Change-in-Control	—	—	—	—	1,755,185	—	—	1,755,185
Termination Upon Change-in-Control	—	18,904	1,400,000	4,745,000	1,755,185	4,042,201	7,260,841	19,222,131
Jane C. Morreau [6]								
Voluntary Termination	—	$9,556	$592,000	$972,012	$279,856	$1,148,381	—	$3,001,805
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	9,556	592,000	972,012	279,856	1,148,381	—	3,001,805
Retirement	—	9,556	592,000	972,012	279,856	1,148,381	—	3,001,805
Death	$2,945,000	9,556	400,000	818,075	279,856	845,859	—	5,298,346
Change-in-Control	—	—	—	—	279,856	—	—	279,856
Termination Upon Change-in-Control	—	9,556	400,000	818,075	279,856	845,859	—	2,353,346
Mark I. McCallum [6]								
Voluntary Termination	—	$10,773	$629,200	$1,087,395	$441,202	$1,175,657	—	$3,344,227
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	10,773	629,200	1,087,395	441,202	1,175,657	—	3,344,227
Retirement	—	10,773	629,200	1,087,395	441,202	1,175,657	—	3,344,227
Death	$2,000,000	10,773	440,000	945,195	441,202	915,759	—	4,752,929
Change-in-Control	—	—	—	—	441,202	—	—	441,202
Termination Upon Change-in-Control	—	10,773	440,000	945,195	441,202	915,759	—	2,752,929
Jill A. Jones								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$9,991	$614,900	$991,909	$277,993	$997,794	—	$2,892,587
Retirement	—	9,991	614,900	991,909	277,993	997,794	—	2,892,587
Death	$2,000,000	9,991	430,000	817,909	277,993	725,763	—	4,261,656
Change-in-Control	—	—	—	—	277,993	—	—	277,993
Termination Upon Change-in-Control	—	9,991	430,000	817,909	277,993	725,763	—	2,261,656
Matthew E. Hamel [6]								
Voluntary Termination	—	$6,260	$396,000	$473,750	$460,159	$592,703	—	$1,928,872
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	6,260	396,000	473,750	460,159	592,703	—	1,928,872
Retirement	—	6,260	396,000	473,750	460,159	592,703	—	1,928,872
Death	$2,540,000	6,260	275,000	398,750	460,159	447,405	—	4,127,574
Change-in-Control	—	—	—	—	460,159	—	—	460,159
Termination Upon Change-in-Control	—	6,260	275,000	398,750	460,159	447,405	—	1,587,574



(1) Death benefit includes amounts provided by the Company as an insurance benefit in the event of the employee's death (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(2) Prorated holiday bonus is provided in the event of retirement, death/permanent disability, involuntary termination other than for cause, and termination upon change-in-control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(3) Prorated short-term cash incentives are provided in the event of retirement, involuntary termination not-for-cause, death/permanent disability, or termination upon change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual Company performance and paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not-for-cause are performance-adjusted awards paid for fiscal 2016. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Short-term cash incentives shown for death/permanent disability or termination upon a change in control are shown at target. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(4) Continued vesting of a prorated portion of long-term cash incentives and performance-based restricted stock is provided in the event of retirement, involuntary termination not-for-cause, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual Company performance and are generally paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not-for-cause are based on actual payouts for the performance period that ended in fiscal 2016 and target performance for performance periods ending in future fiscal years. Values shown for performance-based restricted stock in instances of retirement or involuntary termination not-for-cause are based on the April 30, 2016, market value of restricted shares granted in fiscal 2014 and the estimated maximum possible payout of 150% of target for awards granted in fiscal years 2015 and 2016. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Values shown for long-term cash incentives in situations of death/permanent disability or termination upon a change in control are based on target levels of performance. Values shown for performance-based restricted stock in instances of death/permanent disability or termination upon a change in control are based on the April 30, 2016, market value of awards granted in fiscal 2014 and the estimated possible payout of 100% of target for awards granted in fiscal years 2015 and 2016, respectively. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Unpaid awards granted in prior fiscal years are not reduced. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a prorated portion of SSARs is provided in the event of retirement, death/permanent disability, or involuntary termination not-for-cause. In the event of retirement or involuntary termination not-for-cause, SSARs become vested the same time and in the same manner as for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or seven years following date of retirement. Employees terminated not for-cause must exercise their SSARs by the sooner of the original expiration date or 12 months following vesting or, if vested, 12 months following termination. In the event of death or permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a change in control, SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the original scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2016.

(6) As retirement-eligible NEOs, Ms. Morreau, Mr. McCallum, and Mr. Hamel would be treated as retirees in the event of voluntary termination.

(7) On July 25, 2013, Mr. Varga received a one-time special restricted stock grant of 67,513 Class A shares. During the performance period, dividends are accrued and credited as additional restricted stock and are subject to the same performance measures as the initial grant. In instances of death and disability this award will vest immediately and be prorated based on the number of months employed during the performance period, with the Compensation Committee retaining the ability to reduce the award in its discretion. In the event of a voluntary termination, involuntary termination for cause, or involuntary termination for poor performance, the award will be immediately forfeited. In instances of involuntary "no fault" termination or any other termination (with the exception of a Change-in-Control) the award will be immediately forfeited; however, the Compensation Committee retains the right, at its sole discretion, to provide a prorated portion of the award based on the number of months Mr. Varga was employed during the performance period. Termination without cause upon a Change-in-Control will result in the vesting of the award.



STOCK OWNERSHIP

Beneficial Owners of More Than 5% of the Company's Voting Stock

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2016. Each of the beneficial owners listed in the table below is either a Brown family member, a group of Brown family members, or an entity controlled by Brown family members.

The Brown family holds Class A shares in a variety of family trusts and entities, with multiple family members often sharing voting control and investment power as members of advisory committees to the trusts or as owners or officers of the entities. As a result, many of the shares shown in the table below are counted more than once, as they are deemed to be beneficially owned by more than one of the persons identified in the table. Counting each share only once, the aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 56,929,850 shares, or 67.4% of the 84,530,209 Class A shares outstanding as of the close of business on April 30, 2016.

Name and Address	Amount and Nature of Beneficial Ownership-Voting and Investment Power[1]			Percent of Class
	Sole	Shared	Total	
J. McCauley Brown 850 Dixie Highway Louisville, Kentucky 40210	3,156,734[2]	9,143,153[2]	12,299,887[2]	14.6%
Owsley Brown Frazier Family Group[3] 829 West Main Street Louisville, Kentucky 40202	472,093	9,274,264	9,746,357	11.5%
Owsley Brown II Family Group[4] c/o Zelkova Strategic Partners, LLC 333 East Main Street, Suite 401 Louisville, Kentucky 40210	3,453,818	5,906,054	9,359,872	11.1%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	—	9,104,153	9,104,153	10.8%
Bond Musselman Family Group[5] c/o The Glenview Trust Company 4969 U.S. Highway 42 Suite 2000 Louisville, Kentucky 40222	1,137,182	6,847,250	7,984,432	9.5%
G. Garvin Brown III Family Group[6] 850 Dixie Highway Louisville, Kentucky 40210	6,808,496	26,075	6,834,571	8.1%
Laura Lee Brown 710 West Main Street, Third Floor Louisville, Kentucky 40202	2,207,798	3,533,211	5,741,009	6.8%
Stuart R. Brown 850 Dixie Highway Louisville, Kentucky 40210	309,233	4,771,034	5,080,267	6.0%
A. Cary Brown 657 South Hurstbourne Parkway, Suite 228 Louisville, Kentucky 40222	761,182	4,304,201	5,065,383	6.0%
Sandra A. Frazier c/o The Glenview Trust Company 4969 U.S. Highway 42 Suite 2000 Louisville, Kentucky 40222	1,406,519	3,467,247	4,873,766	5.8%



Name and Address	Amount and Nature of Beneficial Ownership-Voting and Investment Power[1]			
	Sole	Shared	Total	Percent of Class
W.L. Lyons Brown III Box 119 Batesville, Virginia 22924	696	4,391,382	4,392,078	5.2%
Martin S. Brown, Sr. 5214 Maryland Way, Suite 404 Brentwood, Tennessee 37027	40,780	4,223,053	4,263,833	5.0%
Dace Brown Stubbs 1850 Dixie Highway Louisville, Kentucky 40210	3,985,886	247,619	4,233,505	5.0%

(1) Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(2) For J. McCauley Brown, amounts set forth above reflect voting power only. Mr. Brown holds sole investment power over 71,691 shares of Class A common stock and shared investment power over 10,583,296 shares of Class A common stock.

(3) The Owsley Brown Frazier Family Group has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table. The individual group members have sole or shared voting and investment power over the following Class A shares: Laura L. Frazier—225,433 sole, 9,123,653 shared, 9,349,086 total (11.1% of class); Catherine Frazier Joy—246,660 sole, 9,254,764 shared, 9,501,424 total (11.2% of class).

(4) The Owsley Brown II Family Group has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table. The aggregate holdings of the Owsley Brown II Family Group listed in the table refer to shares over which the group members have sole or shared investment power. The individual group members have sole or shared investment power over the following Class A shares: Christina Lee Brown—2,033,368 sole, 4,070,725 shared, 6,104,093 total (7.2% of class); Owsley Brown III—149,813 sole, 4,489,684 shared, 4,639,497 total (5.5% of class); Brooke Brown Barzun—679,073 sole, 4,775,618 shared, 5,454,691 total (6.5% of class); Augusta Brown Holland—591,564 sole, 4,367,646 shared, 4,959,210 total (5.9% of class). The group has shared voting power over an aggregate of 9,359,872 Class A shares (11.1% of class). Individually, Christina Lee Brown and Owsley Brown III each have shared voting power over 9,112,709 Class A shares (10.8% of class), Brooke Brown Barzun has shared voting power over 9,116,355 Class A shares (10.8% of class), and Augusta Brown Holland has shared voting power over 9,356,226 Class A shares (11.1% of class).

(5) The Bond Musselman Family Group has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table. The aggregate holdings of the Bond Musselman Family Group listed in the table refer to shares over which the group members have sole or shared investment power. The individual group members have sole or shared investment power over the following Class A shares: Ina Brown Bond—450,385 sole, 6,228,567 shared, 6,678,952 total (7.9% of class); Elaine Musselman—255,621 sole, 354,496 shared, 610,117 total (0.7% of class); W. Austin Musselman, Jr.—431,176 sole, 1,518,600 shared, 1,949,776 total (2.3% of class). The group and its individual members each have shared voting power over an aggregate of 7,984,432 Class A shares (9.5% of class).

(6) The G. Garvin Brown III Family Group has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table. The individual group members have sole or shared voting and investment power over the following Class A shares: Campbell P. Brown—3,459,135 sole, 18,604 shared, 3,477,739 total (4.1% of class); Geo. Garvin Brown IV—3,349,361 sole, 7,471 shared, 3,356,832 total (4.0% of class).



Stock Owned by Directors and Executive Officers

The following table sets forth, as of April 30, 2016, the amount of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each named executive officer, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2016, there were 84,530,209 shares of Class A common stock and 113,211,808 shares of Class B common stock outstanding. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, which includes shares owned by persons not named in this table, we counted each share only once.

Stock Beneficially Owned by Directors and Executive Officers as of April 30, 2016

| Name[1] | Class A Common Stock[2][3] Voting or Investment Power | | | | Class B Common Stock[2][3] Investment Power | | | |
	Sole	Shared	Total	% of Class	Sole	Shared	Total	% of Class
Joan C. Lordi Amble	100	—	100	*	—	—	—	*
Patrick Bousquet-Chavanne	—	—	—	*	26,666	—	26,666	*
Campbell P. Brown	3,459,135	18,604	3,477,739	4.1%	623,722[4][5]	8,035	631,757	
Geo. Garvin Brown IV	3,349,361	7,471	3,356,832	4.0%	650,704[5][6]	5,719	656,423	*
Martin S. Brown, Jr.	259,473	616,658	876,131	1.0%	89,340	10	89,350	*
Stuart R. Brown	309,233	4,771,034	5,080,267	6.0%	138,277	4,659,266	4,797,543	4.2%
Bruce L. Byrnes	—	—	—	*	—	—	—	*
John D. Cook	—	—	—	*	21,752	—	21,752	*
Marshall B. Farrer	315	4,137	4,452	*	14,420	16	14,436	*
Laura L. Frazier	225,433	9,123,653	9,349,086	11.1%	239,829	4,282,173	4,522,002	4.0%
Sandra A. Frazier	1,406,519	3,467,247	4,873,766	5.8%	373,376	793,617	1,166,993	1.0%
Matthew E. Hamel	9,702	—	9,702	*	154,639[5]	—	154,639	*
Augusta Brown Holland[7]	591,564	4,367,646	4,959,210	5.9%	195,476	8,335,544[8]	8,531,020	7.5%
Jill A. Jones	22,018	—	22,018	*	80,334[5]	90	80,424	*
Mark I. McCallum	28,762	—	28,762	*	120,598	27	120,625	*
Jane C. Morreau	9,102	—	9,102	*	68,861	—	68,861	*
Michael J. Roney	—	—	—	*	—	—	—	*
Michael A. Todman	—	—	—	*	—	—	—	*
Paul C. Varga	235,412	—	235,412	*	351,540	—	351,540	*
James S. Welch, Jr.	42,504	—	42,504	*	191,168	—	191,168	*
All Directors and Executive Officers as a Group (27 persons, including those named above)[9]	9,955,861	21,759,837	31,715,698[10]	37.5%	3,456,127	18,081,751	21,537,878[11]	19.0%

* Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon Company information, information furnished to the Company by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).



(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2016 (60 days after April 30, 2016). Class A and Class B deferred stock units, which vest over the course of the Board Year and are paid out following a six-month waiting period (as defined under "Director Compensation" beginning on page 22), are not included in the main table. Performance-based restricted Class A common stock reflected below was issued on June 1, 2016, and also is not included in the main table:

Name	Class A		Class B	
	Restricted Stock	Deferred Stock Units	SSARs	Deferred Stock Units
Joan C. Lordi Amble	—	5,040	—	2,327
Patrick Bousquet-Chavanne	—	6,020	—	5,184
Campbell P. Brown	—	—	4,480	—
Geo. Garvin Brown IV	—	3,190	7,935	—
Martin S. Brown, Jr.	—	—	18,234	1,731
Bruce L. Byrnes	—	3,714	—	3,365
John D. Cook	—	6,020	21,752	5,184
Marshall B. Farrer	—	—	14,320	—
Sandra A. Frazier	—	—	18,234	1,731
Matthew E. Hamel	1,509	—	147,965	—
Augusta Brown Holland	—	597	—	—
Jill A. Jones	1,750	—	52,734	—
Mark I. McCallum	3,812	—	107,866	—
Jane C. Morreau	2,322	—	65,913	—
Michael J. Roney	—	4,116	—	—
Michael A. Todman	—	2,980	—	—
Paul C. Varga	13,388	—	250,607	—
James S. Welch, Jr.	3,523	—	166,166	—

(4) Includes 60,000 shares of Class B common stock pledged as security.

(5) Includes Class B common stock held in the Company's 401(k) plan as of the close of business on April 30, 2016, as follows: Campbell P. Brown, 7,766 shares; Geo. Garvin Brown IV, 12,936 shares; Matthew E. Hamel, 5,161 shares; Jill A. Jones, 7,363 shares.

(6) Includes 440,447 shares of Class B common stock pledged as security.

(7) Table presents Class A common stock over which Augusta Brown Holland holds sole or shared investment power. Please see "Beneficial Owners of More Than 5% of the Company's Voting Stock" on page 51 for more information.

(8) Includes 2,356 shares of Class B common stock pledged as security.

(9) "All Directors and Executive Officers as a Group" includes 27 persons, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(10) Directors and executive officers as a group hold 31,676 Class A deferred stock units, which are not included in the main table.

(11) Includes 986,272 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2016 (60 days after April 30, 2016). Directors and executive officers as a group hold 19,522 Class B deferred stock units, which are not included in the main table.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2016, these persons reported all transactions on a timely basis, except for the following late filings: Form 4 by Alejandro A. Alvarez reporting a disposition of Class B shares held in a 401(k) plan; Form 4 by Joan C. Lordi Amble reporting a gift of Class A shares to a family trust; Form 4 by each of Christina Lee Brown, Owsley Brown III, Brooke Brown Barzun, and Augusta Brown Holland, all reporting the same exchange of Class B shares between an individual and a family trust; Form 4 by J. McCauley Brown reporting an acquisition of Class B shares held in a 401(k) plan; Form 4 by Laura L. Frazier reporting a sale of Class B shares by a family trust; and Form 4 by Paul C. Varga reporting a gift of shares to a family trust.



AUDIT MATTERS

This section contains a report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

Report of the Audit Committee

The Audit Committee (the "Committee") is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public financial reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Committee reviews the work of management in respect of these matters and has direct responsibility for compensation, retention, and oversight of the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Committee retained PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for fiscal 2016. The Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the fiscal year ended April 30, 2016. In addition, the Committee reviewed and discussed, with management, management's assessment of the effectiveness of the Company's internal control over financial reporting and, with PwC, PwC's evaluation of the Company's system of internal controls. These discussions included meetings with PwC without representatives of management present, and executive sessions with the Director of Internal Audit.

The Committee discussed with PwC matters required to be discussed by Auditing Standard No. 16, as adopted by the PCAOB. PwC provided the Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Committee discussed with PwC the firm's independence and ability to conduct the audit. The Committee has determined that PwC's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2016.

AUDIT COMMITTEE
Michael A. Todman, Chair
Joan C. Lordi Amble
Bruce L. Byrnes
John D. Cook



Fees Paid to Independent Registered Public Accounting Firm

The following table presents the fees the Company incurred for the professional services provided by PwC for fiscal years 2015 and 2016. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	Fiscal Years	
	2015	**2016**
Audit Fees	$1,656,781	$1,597,000
Audit-Related Fees	158,000	210,000
Tax Fees	133,444	385,000
All Other Fees	7,600	6,000
Total	**$1,955,825**	**$2,198,000**

Audit Fees

This category consists of the audit of the Company's annual financial statements included in the Company's Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in the Company's Form 10-Q quarterly reports, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions.

Audit-Related Fees

This category consists principally of fees related to the audits of employee benefit plans. For fiscal 2016, this category also included fees billed for assurance and related services that are reasonably related to the audit or review of the Company's financial statements but are not included in the Audit Fees category, such as fees related to the issuance of comfort letters.

Tax Fees

This category consists principally of fees related to tax planning and transfer pricing services.

All Other Fees

This category consists of fees for an accounting research subscription.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for the Company by its independent registered public accounting firm, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act. The Audit Committee pre-approved the fiscal 2016 audit and non-audit services provided by PwC. The non-audit services approved by the Audit Committee were also reviewed to ensure compatibility with maintaining PwC's independence. The Audit Committee has delegated to its Chair the authority to pre-approve proposed audit and non-audit services that arise between meetings, with the understanding that the decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve PwC's rendering of personal financial and tax advice to any of the Company's designated executive officers. In addition, the Audit Committee has a policy that limits the Company's ability to hire certain current and former employees of our independent registered public accounting firm.

Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed PwC to serve as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2017. Through its predecessor Coopers & Lybrand L.L.P., PwC has served as the Company's auditor continuously since 1933. A representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement should he or she so desire, and will be available to respond to appropriate questions. We know of no direct or material indirect financial interest that PwC has in the Company or any of our subsidiaries, or of any connection between the Company or any of our subsidiaries with PwC in the capacity of promoter, underwriter, voting trustee, director, officer, or employee.



OTHER INFORMATION

Certain Relationships and Related Transactions

Related Person Transactions

Rules and policies. SEC regulations require disclosure of certain transactions between the Company and a "related person." For purposes of these regulations, a "related person" generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of the Company's voting securities, and any immediate family member of any such person. To ascertain information regarding related person transactions, the Company has asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any Company transaction with a related person since May 1, 2015, or any such proposed transaction. Under the terms of its charter, the Audit Committee is responsible for reviewing, and if appropriate, approving or ratifying the Company's related person transactions. The Audit Committee reviewed and approved all such transactions for fiscal 2016.

Employment of related persons. As a family-controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2016, we employed five individuals—Campbell P. Brown, Christopher L. Brown, Suzanne Brown Siegel, George C. Chapman, and Marshall B. Farrer—who are immediate family members of executive officers, directors, or more than 5% beneficial owners, or who are directors or more than 5% beneficial owners in their own right. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees, and the aggregate amount of compensation and benefits paid by the Company to each of these employees during fiscal 2016 exceeded $120,000.

In addition to his service as Chairman of our Board, Geo. Garvin Brown IV served as Executive Vice President of Brown-Forman until June 15, 2015. During fiscal 2016, Mr. Brown received a salary of $38,750, and non-equity incentive compensation of $531,787. In addition, he received long-term equity-based incentive compensation of 380 Class B common restricted stock units. The Company included $17,879 in Mr. Brown's fiscal 2016 long-term incentive compensation award at target for serving as Chairman of our Board. During fiscal 2016, the Company incurred costs of $18,359 for certain expenses associated with Mr. Brown's living abroad and other employee benefits provided to him. Mr. Brown's compensation as a Company employee was consistent with that of other employees with similar tenures, responsibilities, performance histories, and expatriate status.

Other transactions. Laura Lee Brown is a member of the Brown family and a 5% beneficial owner of the Company's voting stock. Ms. Brown, together with her spouse, Steve Wilson, owns a parking garage next to our offices in downtown Louisville. We lease, at market rates, a number of parking spaces in this garage, and pay additional amounts for validations of parking for customers and visitors. For fiscal 2016, the Company's expense under this arrangement was $250,440. In addition, Ms. Brown and Mr. Wilson are owners of the 21c Museum Hotel and Proof on Main restaurant. During fiscal 2016, Brown-Forman rented hotel rooms and conference rooms and provided meals and entertainment at 21c and Proof, at market rates, to various company guests. The amount paid in fiscal 2016 for these expenses was $267,395.

The Company has a minority investment interest in Main Street Revitalization, LLC, which is restoring several buildings in the Whiskey Row area of downtown Louisville, Kentucky. During fiscal 2016, Main Street Revitalization, LLC paid $900,000 in developer fees to Brown Wilson Development, Inc., an entity controlled by Laura Lee Brown and her husband, Steve Wilson. In addition to Brown Wilson Development, the investors in Main Street Revitalization, LLC, include, directly or indirectly, the Company; Kentucky Ceramics LLC, which is controlled by Christina Lee Brown; and James S. Welch, Jr., and his wife, Marianne Welch. Ms. Laura Lee Brown and Ms. Christina Lee Brown are each beneficial owners of more than 5% of the Company's voting stock, and Mr. Welch is a director of the Company not standing for re-election.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an officer or employee of the Company, and no executive officer of the Company has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal 2016, or as of the date of this Proxy Statement.



Other Proposed Action At the Meeting

As of June 20, 2016, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend, or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

Stockholder Proposals for the 2017 Annual Meeting

To be considered for inclusion in the Proxy Statement for the 2017 Annual Meeting of Stockholders, stockholder proposals must be sent to 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 28, 2017. Proposals should be sent to the attention of Matthew E. Hamel, our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in Company-sponsored proxy materials.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 28, 2016



APPENDIX A

Proposed Amendment to Restated Certificate of Incorporation

The first paragraph of Article Fourth of the Company's Restated Certificate of Incorporation is amended to read in its entirety as follows:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Hundred Seventy Million (570,000,000) shares, divided into (a) One Hundred Seventy Million (170,000,000) shares of Class A Common Stock of par value of Fifteen Cents ($0.15) per share; and (b) Four Hundred Million (400,000,000) shares of Class B Common Stock of par value of Fifteen Cents ($0.15) per share."



ENVIRONMENTAL STEWARDSHIP

As a responsible corporate citizen, Brown-Forman is committed to environmental stewardship and sustainability. Our environmental efforts focus primarily on the efficient use of natural resources, conserving energy and water, and minimizing waste.



This Proxy Statement is printed on FSC®-certified paper.



OUR PAST IS DEFINED BY GENERATIONS OF VISIONARY INDIVIDUALS AND DECADES OF PROGRESS.

OUR FUTURE WILL BE DETERMINED BY CONTINUITY IN OUR DIRECTION, COMMITMENT TO OUR STRATEGIES, AND CONFIDENCE IN OUR CAPABILITIES.

PLANT TREES, SO THAT OTHERS MIGHT ENJOY THEIR SHADE.

—

OWSLEY BROWN II (1942–2011)
REFERENCING A FAVORITE GREEK PROVERB

 **BROWN-FORMAN**

850 DIXIE HIGHWAY
LOUISVILLE, KENTUCKY 40210
WWW.BROWN-FORMAN.COM



BROWN-FORMAN



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IMPORTANT ANNUAL MEETING INFORMATION 000004

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

YOUR 15-DIGIT VALIDATION NUMBER IS PROVIDED IN THE CIRCLE BELOW.

Proxies submitted online or by telephone must be received by 1:00 a.m., Eastern Time, on Thursday, July 28, 2016.

Vote online

- Go to **www.investorvote.com/BFB**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone (Stockholders based outside of the United States, its territories, and Canada must cast their votes online or by mail.)
- There is **NO CHARGE** to you for the call
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED ONLINE OR BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

You are encouraged to specify your choices by marking the appropriate boxes, but you need not mark any boxes if you wish to vote in accordance with the recommendation of the Board of Directors. The Proxies cannot vote your shares unless you vote either online or by telephone or sign and return this card.

A Proposals — The Board of Directors recommends a vote FOR the election of all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Patrick Bousquet-Chavanne	☐	☐	☐	02 - Campbell P. Brown	☐	☐	☐	03 - Geo. Garvin Brown IV	☐	☐	☐
04 - Stuart R. Brown	☐	☐	☐	05 - Bruce L. Byrnes	☐	☐	☐	06 - John D. Cook	☐	☐	☐
07 - Marshall B. Farrer	☐	☐	☐	08 - Laura L. Frazier	☐	☐	☐	09 - Augusta Brown Holland	☐	☐	☐
10 - Michael J. Roney	☐	☐	☐	11 - Michael A. Todman	☐	☐	☐	12 - Paul C. Varga	☐	☐	☐

	For	Against	Abstain
2. Amendment of the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appear on this card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please have an authorized person sign in full corporate name. If a partnership, please have an authorized person sign in partnership name.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.



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YOUR VOTE IS IMPORTANT.

If you do not vote online or by telephone, please sign and date this proxy card
and return it promptly in the enclosed postage-paid envelope so your
shares may be represented at the Annual Meeting.

The Proxy Materials are available for review at:
www.brown-forman.com/proxy

▼ IF YOU HAVE NOT VOTED ONLINE <u>OR</u> BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

 **BROWN-FORMAN**



PROXY – BROWN-FORMAN CORPORATION

This proxy is solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders on July 28, 2016.

The undersigned hereby appoints Geo. Garvin Brown IV, Paul C. Varga and Matthew E. Hamel, and each of them, proxies, with power of substitution, to vote all of the shares of Class A Common Stock of Brown-Forman Corporation (the "Corporation") standing of record in the name of the undersigned at the close of business on June 20, 2016, at the Annual Meeting of Stockholders of the Corporation to be held on July 28, 2016, and at any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual Meeting and accompanying Proxy Statement and revokes any proxy heretofore given with respect to such meeting. The votes entitled to be cast by the undersigned will be cast as instructed.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. **If no direction is given, this proxy will be voted "FOR" each of the nominees for director and "FOR" Proposal 2. The votes entitled to be cast by the undersigned will be cast at the direction of the named proxy holders upon any other matter that may properly come before the meeting and any adjournment or postponement thereof.**

If you vote online or by telephone, please do not send your proxy by mail.

IMPORTANT – THIS PROXY MUST BE SIGNED AND DATED ON THE REVERSE SIDE.

C **Non-Voting Items**

Change of Address — Please print new address below.

■   **IF VOTING BY MAIL, YOU <u>MUST</u> COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.**